Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 4 DATED NOVEMBER 16, 2016

TO THE PROSPECTUS DATED APRIL 11, 2016

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated April 11, 2016, Supplement No. 1 dated May 19, 2016, Supplement No. 2 dated June 17, 2016 and Supplement No. 3 dated August 19, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	extension of our initial public offering;

•	updates to our risk factors;

•	an update regarding a new loan in connection with construction at the Torbarrie Property;

•	an update to the share redemption program;

•	information regarding our share redemption program;

•	information regarding related party fees and expenses;

•	an update regarding the fourth quarter cash distribution declaration;

•	our distribution declaration history;

•	selected quarterly financial data;

•	an update regarding the redemption of Preferred Units in our operating partnership;

•	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus to include information for the nine months ended September 30, 2016;

•	our unaudited consolidated financial statements as of and for the nine months ended September 30, 2016; and

•	a revised subscription agreement.

Status of Our Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares and up to $500 million in Class T shares. As of November 3, 2016, we had received gross offering proceeds of approximately $61.9 million from the sale of approximately 5.9 million Class A shares and approximately $9.8 million from the sale of approximately 0.9 million Class T shares in our initial public offering. As of November 3, 2016, approximately $1.02 billion in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Extension of Our Initial Public Offering

On November 7, 2016, our board of directors extended the termination date of our initial public offering from January 19, 2017 until January 19, 2018, which is three years after the effective date of our initial public offering. Our board of directors reserves the right to further extend the initial public offering, in certain circumstances, or terminate our initial public offering at any time prior to January 19, 2018.

Updates to Our Risk Factors

The second risk factor on the cover page of our prospectus is hereby replaced with the following:

•	We have paid distributions from sources other than our cash flows from operations, including from the net proceeds of this offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. From commencement of paying cash distributions in November 2015 through September 30, 2016, the payment of distributions has been paid from offering proceeds. Until we generate cash flows sufficient to pay distributions to you, we may pay distributions from the net proceeds of this offering or from borrowings in anticipation of future cash flows.

The third risk factor under the “Summary Risk Factors” subsection under the “Prospectus Summary” section of our prospectus is hereby replaced with the following:

•	We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced. From commencement of paying cash distributions in November 2015 through September 30, 2016, the payment of distributions has been paid from offering proceeds.

The risk factor under “Risks Related to this Offering and an Investment in Strategic Storage Growth Trust, Inc.” titled, “We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced” is hereby deleted and replaced with the following:

We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced.

In the event we do not have enough cash from operations to fund our distributions, we may borrow, issue additional securities, or sell assets in order to fund the distributions or make the distributions out of net proceeds from our offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. From commencement of paying cash distributions in November 2015 through September 30, 2016, the payment of cash distributions has been paid from offering proceeds. If we continue to pay distributions from sources other than cash flow from operations, we will have fewer funds available for acquiring properties, which may reduce our stockholders’ overall returns. Additionally, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock may be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize a capital gain.

New Loan in Connection with Construction at the Torbarrie Property

On May 17, 2016, we purchased an industrial property located in Toronto, Ontario (the “Torbarrie Road Property”). As we mentioned at that time, the Torbarrie Road Property will be redeveloped into a self storage facility that is expected to contain approximately 850 rental units and approximately 85,000 net rentable square feet. In connection with the redevelopment of the Torbarrie Road Property, on November 3, 2016, we, through a subsidiary of our operating partnership which acquired and owns the Torbarrie Road Property, entered into a construction loan agreement (the “Torbarrie Loan”) with First National Financial LP (“First National”) which allows for borrowings up to approximately $9.7 million CAD. The Torbarrie Loan has a 4-year term beginning the first day of the month following the initial advance under the Torbarrie Loan and monthly payments due under the Torbarrie Loan are interest-only. The Torbarrie Loan will require principal amortization upon achieving a debt service coverage ratio of 1.10 (as defined in the loan agreement for the Torbarrie Loan), at which time principal will be due and payable based on a 25 year amortization period. The Torbarrie Loan bears interest at a variable interest rate of 1.95% in excess of the variable Royal Bank of Canada Prime Rate (as defined in the loan agreement for the Torbarrie Loan), which was approximately 2.7% as of the date the Torbarrie Loan was entered into. The Torbarrie Loan is secured by a first lien deed of trust on the Torbarrie Road Property and all improvements thereto. The Torbarrie Loan may be prepaid at any time, without penalty, in whole or in part. We are the guarantor under the Torbarrie Loan and the loan agreement for the Torbarrie Loan contains a number of other customary terms and covenants.

Update to the Share Redemption Program

The “Description of Shares – Share Redemption Program” section of our prospectus is revised by removing the first two paragraphs on page 172 of our prospectus and replacing them with the following:

The redemption price per share will depend on the length of time you have held such shares as follows:

•	after one year from the purchase date — 90.0% of the Redemption Amount (as defined below);

•	after three years from the purchase date — 95.0% of the Redemption Amount; and

•	after four years from the purchase date — 100% of the Redemption Amount.

At any time we are engaged in an offering of shares, the Redemption Amount for shares purchased under our share redemption program will always be equal to or lower than the applicable per share offering price. As long as we are engaged in an offering, the “Redemption Amount” shall be the lesser of the per share amount you paid for your shares or the price per share in the current offering. The Redemption Amount for shares received as a stock distribution shall be equal to the lesser of the per share amount you paid for your original shares purchased or the price per share in the current offering. The length of time shares received as a stock distribution are held will be based on the date such stock distribution was declared. In addition, the redemption price per share will be adjusted for any stock combinations, splits and recapitalizations with respect to the shares of common stock and reduced by the aggregate amount of net sale or refinance proceeds per share, if any, distributed to the redeeming stockholder prior to the redemption date. If we are no longer engaged in an offering, the per share Redemption Amount will be determined by our board of directors. Our board of directors will announce any redemption price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. At any time the redemption price during an offering is determined by any method other than the offering price, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales, the per share redemption price will be reduced by the net sale proceeds per share distributed to investors prior to the redemption date as a result of the sale of such property in the special distribution. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds.

Share Redemption Program Information

Through September 30, 2016, we had not received any requests for redemptions under our share redemption program.

Related Party Fees and Expenses

The following table summarizes related party costs incurred and paid by us for the year ended December 31, 2015 and the nine months ended September 30, 2016, as well as any related amounts payable as of December 31, 2015 and September 30, 2016:

	Year Ended December 31, 2015			Nine Months Ended September 30, 2016
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$774,212	$748,513	$25,699	$410,110	$376,636	$59,173
Asset management fees	180,060	216,308	—	305,748	294,044	11,704
Property management fees(1)	378,190	446,336	—	414,321	414,321	—
Acquisition expenses	822,798	775,620	117,075	601,534	608,254	110,355
Debt issuance costs	143,773	41,523	102,250	65,015	167,265	—
Capitalized
Debt issuance costs	—	165,542	—	—	—	—
Other assets	20,000	107,405	—	—	—	—
Additional Paid-in Capital
Selling commissions(2)	1,462,535	1,490,534	—	3,379,014	3,074,381	304,633
Dealer Manager fee	365,634	372,474	5,161	765,679	720,325	50,515
Offering costs	471,519	1,850,917	2,812	326,780	314,649	14,943

Total	$4,618,721	$6,215,172	$252,997	$6,268,201	$5,969,875	$551,323

(1)	During the year ended December 31, 2015, and the nine months ended September 30, 2016, property management fees include approximately $92,000 and $323,000 of fees paid to the sub-property manager of our properties.
(2)	The Company pays our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in our primary offering. As of September 30, 2016, we had incurred approximately $315,000 and paid approximately $12,000 of such stockholder servicing fees.

Fourth Quarter Cash Distribution Declaration

On September 21, 2016, our board of directors declared a daily distribution in the amount of $0.0010928962 per day per share (equivalent to an annualized distribution rate of 4.00% assuming the Class A share was purchased for $10.00 and approximately 3.6% assuming the Class A share was purchased for $11.17, and an annualized rate of approximately 4.2% assuming the Class T share was purchased for $9.47 and approximately 3.8% assuming the Class T share was purchased for $10.58) on the outstanding shares of common stock payable to stockholders of record at the close of business on each day of the period commencing on October 1, 2016 and ending December 31, 2016. In connection with this distribution, after the stockholder servicing fee is paid, approximately $0.0008341530 per day will be paid per Class T share purchased at $9.47 and approximately $0.0008038251 per day will be paid per Class T share purchased at $10.58. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

Distribution Declaration History

The “Description of Shares – Distribution Declaration History” section on pages 165-166 of the prospectus is hereby updated to include the following:

The following table shows the cash distributions we have paid through September 30, 2016:

Quarter	Preferred Unitholders	OP Unit Holders	Common Stockholders (1)	Distributions Declared per Common Share
1st Quarter 2014	$—	$—	$—	$—
2nd Quarter 2014	$—	$—	$—	$—
3rd Quarter 2014	$41,513	$—	$—	$—
4th Quarter 2014	$151,008	$—	$—	$—
1st Quarter 2015	$121,579	$—	$—	$—
2nd Quarter 2015	$384,709	$—	$—	$—
3rd Quarter 2015	$298,384	$—	$—	$—
4th Quarter 2015	$276,536	$—	$5,983	$0.016
1st Quarter 2016	$276,906	$978	$37,736	$0.050
2nd Quarter 2016	$375,248	$1,684	$104,540	$0.100
3rd Quarter 2016	$164,528	$2,022	$164,748	$0.100

(1)	Declared distributions are paid monthly in arrears.

The following shows our cash distributions and the sources of such distributions for the nine months ended September 30, 2016 (no cash distributions were paid for the nine months ended September 30, 2015):

	Nine Months Ended September 30, 2016
Distributions paid in cash – common stockholders	$307,024
Distributions paid in cash – Operating Partnership unitholders	4,684
Distributions paid in cash – preferred unitholders	816,682
Distributions reinvested	676,313

Total distributions	$1,804,703

Source of distributions
Cash flows provided by operations	$—	—
Offering proceeds from Primary Offering	1,128,390	62.5%
Offering proceeds from distribution reinvestment plan	676,313	37.5%

Total sources	$1,804,703	100.0%

From our inception through September 30, 2016, we paid cumulative distributions of approximately $3.1 million (including approximately $2.1 million related to our preferred unitholders), as compared to cumulative net loss attributable to our common stockholders of approximately $12.1 million. For the nine months ended September 30, 2016, we paid distributions of approximately $1.8 million, as compared to a net loss attributable to our common stockholders of approximately $4.8 million. Net loss attributable to our common stockholders for the nine months ended September 30, 2016 reflects non-cash depreciation and amortization of approximately $2.9 million, acquisition related expenses of approximately $0.8 million, and distributions to preferred unitholders of approximately $1.4 million. Cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $5.8 million, acquisition related expenses of approximately $2.5 million, and distributions to preferred unitholders of approximately $3.7 million.

For the nine months ended September 30, 2016, we paid total distributions of approximately $1.8 million. For the nine months ended September 30, 2015, we declared no cash distributions on our common stock. From our commencement of paying cash distributions on our common shares in November 2015 through September 30, 2016, the payment of distributions has been paid solely from public offering proceeds. We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in our primary offering and pursuant to our distribution reinvestment plan. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Selected Quarterly Financial Data

Below is our selected quarterly financial data for the periods shown below.

	Three months ended
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
Total revenues	$1,292,224	$1,371,775	$2,072,885	$2,249,591	$2,437,082
Total operating expenses	1,836,662	2,159,038	2,979,250	2,954,341	2,486,959
Operating loss	(544,438)	(787,263)	(906,365)	(704,750)	(49,877)
Net loss	(758,800)	(1,191,825)	(1,520,001)	(1,279,833)	(571,599)
Net loss attributable to the common stockholders	(1,314,402)	(1,693,559)	(2,021,593)	(1,783,520)	(964,435)
Net loss per Class A share-basic and diluted	(1.26)	(0.82)	(0.63)	(0.39)	(0.17)
Net loss per Class T share-basic and diluted	—	(0.82)	(0.63)	(0.39)	(0.17)

Redemption of Preferred Units

SSTI Preferred Investor, LLC (the “Preferred Investor”) invested an aggregate of approximately $17.5 million in our operating partnership in 2014 and 2015 in order to partially fund certain of our acquisitions, and in exchange received approximately 700,000 Series A Cumulative Redeemable Preferred Units (the “Preferred Units”) in our operating partnership. On September 23, 2015, we redeemed $1.5 million in Liquidation Amount of the Preferred Units; and from June 2016 through October 2016, we paid off approximately $16 million of the Preferred Units in our operating partnership and approximately $1.5 million of deferred distributions owed thereon, such that we no longer have any remaining obligations related to the Preferred Units.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this supplement. The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should also be read in conjunction with our financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in our prospectus.

Overview

Strategic Storage Growth Trust, Inc. was formed on March 12, 2013 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities and related self storage real estate investments. Our year end is December 31. As used in this supplement, “we,” “us,” “our,” and “Company” refer to Strategic Storage Growth Trust, Inc. and each of our subsidiaries.

SmartStop Asset Management, LLC (our “Sponsor”), is the sponsor of our Public Offering (as defined below). Our Sponsor became our sponsor on October 1, 2015 in connection with the merger of SmartStop Self Storage, Inc. into Extra Space Storage, Inc. Our Sponsor owns 97.5% of the economic interests (and 100% of the voting membership interests) of SS Growth Advisor, LLC, a Delaware limited liability company (our “Advisor”) and owns 100% of SS Growth Property Management, LLC, a Delaware limited liability company (our “Property Manager”). See Note 1 of the Notes to the Consolidated Statements contained in this supplement for further details about our affiliates.

On June 17, 2013, we commenced a private placement offering to accredited investors only for a maximum of $109.5 million in shares of common stock, including shares being offered pursuant to our distribution reinvestment plan (the “Private Offering”). On May 23, 2014, we satisfied the minimum offering requirements of $1 million from our Private Offering and commenced formal operations. We terminated the Private Offering on January 16, 2015. We raised gross offering proceeds of approximately $7.8 million from the issuance of approximately 830,000 shares pursuant to the Private Offering.

On January 20, 2015, we commenced a public offering of a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering,”). On September 28, 2015, we revised our Primary Offering and are now offering two classes of shares of common stock: Class A common stock, $0.001 par value per share (the “Class A Shares”) and Class T common stock, $0.001 par value per share (the “Class T Shares”). As of September 30, 2016, we had sold approximately 6.2 million Class A Shares and approximately 630,000 Class T Shares in our Public Offering and Private Offering for gross proceeds of approximately $63.5 million and approximately $6.4 million, respectively. We intend to invest the net proceeds from our offerings primarily in opportunistic self storage facilities, which may include facilities to be developed, currently under development or in lease-up and self storage facilities in need of expansion, redevelopment or repositioning.

As of September 30, 2016, our self storage portfolio was comprised as follows:

State	No. of Properties	Units(1)	Sq. Ft. (net)(2)	% of Total Rentable Sq. Ft.	Physical Occupancy %(3)		Rental Income(5)
Arizona	1	840	94,000	8.8%	N/A	(3)	2.9%
California	3	1,830	173,600	16.2%	94.2%		20.3%
Colorado	2	1,120	121,300	11.3%	79.3%		12.1%
Florida	1	770	88,400	8.2%	98.7%		6.9%
Illinois	2	1,090	116,300	10.8%	86.0%		9.7%
Nevada	2	2,250	260,100	24.2%	90.8%		21.0%
Texas	3	1,400	220,200	20.5%	91.2%		27.1%
Toronto, Canada(4)	2	1,680	166,600	N/A (4)	N/A	(4)	N/A (4)

Total	16	10,980	1,240,500	100%	90.2	%(3)	100%

(1)	Includes all rentable units, consisting of storage units, and parking units (approximately 380 units).
(2)	Includes all rentable square feet consisting of storage units, and parking units (approximately 117,000 square feet).
(3)	Represents the occupied square feet of all facilities we owned in a state divided by total rentable square feet of all the facilities we owned in such state as of September 30, 2016. We acquired the Baseline Property in Arizona on May 26, 2016 with occupancy at 0%. The property’s occupancy has increased to approximately 46% as of September 30, 2016 and was excluded from the above.
(4)	Our two properties in Toronto, Canada are self storage properties that are under construction and the numbers are approximate.
(5)	Represents rental income for all facilities we owned in a state divided by our total rental income for the month of September 2016.

Critical Accounting Policies

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this supplement. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements contained in this supplement, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We allocate the purchase prices of acquired properties based on a number of estimates and assumptions. We allocate the purchase prices to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. These estimated fair values are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. Acquisitions of portfolios of properties are allocated to the individual properties based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which we estimate based upon the relative size, age, and location of the individual property along with actual historical and estimated occupancy and rental rate levels, and other relevant factors. If available, and determined by management to be appropriate, appraised values are used, rather than these estimated values. Because we believe that substantially all of the leases in place at properties we acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. The determination of market rates is also subject to a number of estimates and assumptions. Our allocations of purchase prices could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such allocations may vary dramatically based on the estimates and assumptions we use.

Impairment of Long-Lived Assets

The majority of our assets consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will continually evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss, if any, recognized may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We will evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the Code) to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2014. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in a manner that will enable us to continue to qualify for treatment as a REIT for federal income tax purposes, and we intend to continue to operate as to remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from tenants who rent storage units under month-to-month leases at each of our self storage facilities and (ii) sales of packing- and storage-related supplies at our storage facilities. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our tenants making their required rental payments to us.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

As of September 30, 2016 and 2015, we owned 16 and 9 self storage facilities, respectively. The comparability of our results of operations was significantly affected by our acquisition activity in 2016 and 2015 as listed below.

•	The three months ended September 30, 2015 and 2016, includes full quarter results for nine and 14 operating self storage facilities, respectively.

•	The nine months ended September 30, 2015 includes full nine month results for three operating self storage facilities and partial results for the six operating facilities we acquired during the quarter ended March 31, 2015. The nine months ended September 30, 2016 includes full nine month results for those nine operating self storage facilities plus full nine month results for an additional three operating self storage facilities acquired during the fourth quarter of 2015 and partial results for one operating property acquired on January 6, 2016 and one operating property acquired on May 26, 2016.

Therefore, we believe there is little basis for comparison between the three and nine months ended September 30, 2016 and 2015. Operating results in future periods will depend on the results of operations of our existing properties and of the real estate properties that we acquire in the future.

Comparison of Operating Results for the Three Months Ended September 30, 2016 and 2015

Self Storage Rental Revenue

Rental revenue for the three months ended September 30, 2016 and 2015 were approximately $2.4 million and $1.2 million, respectively. The increase in rental revenue is primarily attributable to the acquisition of one operating self storage property during the second quarter of 2016, one operating self storage property during the first quarter of 2016, the acquisition of three operating self storage properties during the fourth quarter of 2015, and increased same-store revenues (approximately $0.3 million or 25%). We expect rental revenue to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses

Property operating expenses for the three months ended September 30, 2016 and 2015 were approximately $1.0 million and $0.6 million, respectively. Property operating expenses includes the cost to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is attributable to the acquisition of one operating self storage property during the second quarter of 2016, one operating self storage property during the first quarter of 2016 and the acquisition of three operating self storage properties during the fourth quarter of 2015. We expect property operating expenses to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the three months ended September 30, 2016 and 2015 were approximately $0.3 million and $0.1 million, respectively. Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses is primarily attributable to the acquisition of one operating self storage property during the second quarter of 2016, one operating self storage property during the first quarter of 2016 and the acquisition of three operating self storage properties during the fourth quarter of 2015. We expect property operating expenses – affiliates to increase in future periods commensurate with our future acquisition activity.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2016 and 2015 were approximately $0.4 million and $0.3 million, respectively. General and administrative expenses consist primarily of legal expenses, transfer agent fees, directors’ and officers’ insurance expense, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors’ related costs. The increase in general and administrative expenses is primarily attributable to increases in accounting, transfer agent, legal costs and other professional services commensurate with our increased operational activity. We expect general and administrative expenses to increase in the future as our operational activity increases, but decrease as a percentage of total revenues.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the three months ended September 30, 2016 and 2015 were approximately $0.8 million and $0.7 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is primarily attributable to the acquisition of one operating self storage property during the second quarter of 2016, one operating self storage property during the first quarter of 2016 and the acquisition of three operating self storage properties during the fourth quarter of 2015. We expect depreciation and amortization expense to increase in future periods commensurate with our future acquisition activity.

Acquisition Expenses – Affiliates

Acquisition expenses – affiliates for the three months ended September 30, 2016 and 2015 were approximately $50,000 and $50,000, respectively. We expect acquisition expenses – affiliates to fluctuate commensurate with our acquisition activities.

Other Property Acquisition Expenses

Other property acquisition expenses for the three months ended September 30, 2016 and 2015 were approximately $30,000 and approximately $40,000, respectively. We expect other property acquisition expenses to fluctuate commensurate with our acquisition activities.

Interest Expense

Interest expense for the three months ended September 30, 2016 and 2015 were approximately $0.3 million and $0.2 million, respectively. The increase in interest expense is primarily attributable to the interest incurred on the Baseline Loan to fund the acquisition of one operating self storage property during the second quarter of 2016 and the KeyBank Facility to fund the acquisition of one operating self storage property during the first quarter of 2016 and the acquisition of three operating self storage properties during the fourth quarter of 2015. We expect interest expense to increase in future periods commensurate with our future debt level.

Interest Expense – Debt Issuance Costs

Interest expense – debt issuance costs for the three months ended September 30, 2016 and 2015 were approximately $0.2 million and $60,000, respectively. The increase in debt issuance costs expense is attributable to the costs incurred in connection with obtaining financing for one operating self storage property during the second quarter of 2016, one operating self storage property during the first quarter of 2016, and the acquisition of three operating self storage properties during the fourth quarter of 2015. We expect debt issuance costs expense to increase commensurate with our future financing activity.

Distributions to the Preferred Unitholder in our Operating Partnership

Distributions to the preferred unitholder (the “Preferred Unitholder”) in SS Growth Operating Partnership, L.P., our operating partnership (the “Operating Partnership”), for the three months ended September 30, 2016 and 2015 were approximately $0.4 million and $0.5 million, respectively.

Same-Store Facility Results

The following table sets forth operating data for our same-store facilities (those properties included in the consolidated results of operations since July 1, 2015) for the three months ended September 30, 2016 and 2015. We consider the following data to be meaningful as this allows for the comparison of results without the effects of acquisition or development activity.

	Same-Store Facilities			Non Same-Store Facilities			Total
	2016	2015	%Change	2016	2015	%Change	2016	2015	%Change
Revenue(1)	$1,567,422	$1,292,224	21.3%	$869,660	$—	N/M	$2,437,082	$1,292,224	88.6%
Property operating expenses(2)	615,745	655,456	(6.1)%	525,854	—	N/M	1,141,599	655,456	74.2%

Operating income	$951,677	$636,768	49.5%	$343,806	$—	N/M	$1,295,483	$636,768	103.4%

Number of facilities	9	9		7	—		16	9
Rentable square feet(3)	700,200	700,200		540,300	—		1,240,500	700,200
Average physical occupancy(4)	91.8%	81.9%		N/M	N/M		86.3%	81.9%
Annualized rent per occupied square foot(5)	$10.63	$9.66		N/M	N/M		$11.21	$9.66

N/M	Not meaningful
(1)	Revenue includes rental revenue, ancillary revenue, and administrative and late fees.
(2)	Property operating expenses excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization expense and acquisition expenses, but includes property management fees.
(3)	Of the total rentable square feet, parking represented approximately 117,000 and approximately 76,000 as of September 30, 2016 and 2015, respectively. On a same-store basis, for the same periods, parking represented approximately 76,000 square feet.

(4)	Determined by dividing the sum of the month-end occupied square feet for the applicable group of facilities for each applicable period by the sum of their month-end rentable square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate.
(5)	Determined by dividing the aggregate realized revenue for each applicable period by the aggregate of the month-end occupied square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate. We have excluded the realized revenue and occupied square feet related to parking herein for the purpose of calculating annualized rent per occupied square foot.

Our increase in same-store revenue of approximately $0.3 million was primarily the result of increased average physical occupancy of approximately 9.9% and increased rent per occupied square foot of approximately 10% for the three months ended September 30, 2016 over the three months ended September 30, 2015.

Comparison of Operating Results for the Nine Months Ended September 30, 2016 and 2015

Self Storage Rental Revenue

Rental revenue for the nine months ended September 30, 2016 and 2015 were approximately $6.7 million and $3.3 million, respectively. The increase in rental revenue is primarily attributable to the acquisition of one operating self storage property during the second quarter of 2016, one operating self storage property during the first quarter of 2016, the acquisition of three operating self storage properties during the fourth quarter of 2015, and a full nine months of operations from the six properties acquired in the first quarter of 2015. We expect rental revenue to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses

Property operating expenses for the nine months ended September 30, 2016 and 2015 were approximately $3.0 million and $1.5 million, respectively. Property operating expenses includes the cost to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses primarily attributable to the acquisition of one operating self storage property during the second quarter of 2016, one operating self storage property during the first quarter of 2016, the acquisition of three operating self storage properties during the fourth quarter of 2015, and a full nine months of operations from the six properties acquired in the first quarter of 2015. We expect property operating expenses to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the nine months ended September 30, 2016 and 2015 were approximately $0.7 million and $0.4 million, respectively. Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses – primarily attributable to the acquisition of one operating self storage property during the second quarter of 2016, one operating self storage property during the first quarter of 2016, the acquisition of three operating self storage properties during the fourth quarter of 2015, and a full nine months of operations from the six properties acquired in the first quarter of 2015. We expect property operating expenses – affiliates to increase in future periods commensurate with our future acquisition activity.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2016 and 2015 were approximately $1.4 million and $0.9 million, respectively. General and administrative expenses consist primarily of legal expenses, transfer agent fees, directors’ and officers’ insurance expense, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors’ related costs. The increase in general and administrative expenses is primarily attributable to increases in accounting, transfer agent, legal costs and other professional services commensurate with our increased operational activity. We expect general and administrative expenses to increase in the future as our operational activity increases, but decrease as a percentage of total revenues.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the nine months ended September 30, 2016 and 2015 were approximately $2.5 million and $1.8 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense primarily attributable to the acquisition of one operating self storage property during the second quarter of 2016, one operating self storage property during the first quarter of 2016, the acquisition of three operating self storage properties during the fourth quarter of 2015, and a full nine months of operations from the six properties acquired in the first quarter of 2015. We expect depreciation and amortization expense to increase in future periods commensurate with our future acquisition activity.

Acquisition Expenses – Affiliates

Acquisition expenses – affiliates for the nine months ended September 30, 2016 and 2015 were approximately $0.6 million and $0.3 million, respectively. These acquisition expenses primarily relate to the costs associated with the self storage properties acquired in the respective periods. We expect acquisition expenses – affiliates to fluctuate commensurate with our acquisition activities.

Other Property Acquisition Expenses

Other property acquisition expenses for the nine months ended September 30, 2016 and 2015 were approximately $0.2 million and $0.1 million, respectively. These acquisition expenses primarily relate to the costs associated with the self storage properties acquired in the respective periods. We expect other property acquisition expenses to fluctuate commensurate with our acquisition activities.

Interest Expense

Interest expense for the nine months ended September 30, 2016 and 2015 were approximately $1.2 million and $0.5 million, respectively. The increase in interest expense is primarily attributable to the interest incurred on the Baseline Loan to fund the acquisition of one operating self storage property during the second quarter of 2016 and the KeyBank Facility to fund the acquisition of one operating self storage property during the first quarter of 2016, the acquisition of three operating self storage properties during the fourth quarter of 2015, and a full nine months of expense associated with the six properties acquired in the first quarter of 2015. We expect interest expense to increase in future periods commensurate with our future debt level.

Interest Expense – Debt Issuance Costs

Interest expense – debt issuance costs for the nine months ended September 30, 2016 and 2015 were approximately $0.5 million and $0.2 million, respectively. The increase in debt issuance costs expense is primarily attributable to the costs incurred in connection with obtaining financing for one operating self storage property during the second quarter of 2016, one operating self storage property during the first quarter of 2016, the acquisition of three operating self storage properties during the fourth quarter of 2015, and a full nine months of expense associated with the six properties acquired in the first quarter of 2015. We expect debt issuance costs expense to increase commensurate with our future financing activity.

Distributions to the Preferred Unitholder in our Operating Partnership

Distributions to the Preferred Unitholder in our Operating Partnership for the nine months ended September 30, 2016 and 2015 were approximately $1.4 million and $1.4 million, respectively.

Same-Store Facility Results

The following table sets forth operating data for our same-store facilities (those properties included in the consolidated results of operations since January 1, 2015) for the nine months ended September 30, 2016 and 2015. We consider the following data to be meaningful as this allows for the comparison of results without the effects of acquisition or development activity.

	Same-Store Facilities			Non Same-Store Facilities			Total
	2016	2015	%Change	2016	2015	%Change	2016	2015	%Change
Revenue(1)	$1,916,333	$1,593,539	20.3%	$4,843,225	$1,892,093	N/M	$6,759,558	$3,485,632	93.9%
Property operating expenses(2)	753,454	768,774	(2.0)%	2,657,183	1,024,029	N/M	3,410,637	1,792,803	90.2%

Operating income	$1,162,879	$824,765	41.0%	$2,186,042	$868,064	N/M	$3,348,921	$1,692,829	97.8%

Number of facilities	3	3		13	6		16	9
Rentable square feet(3)	348,500	348,500		892,000	351,700		1,240,500	700,200
Average physical occupancy(4)	89.7%	78.0%		N/M	N/M		82.9%	79.8%
Annualized rent per occupied square foot(5)	$9.31	$8.90		N/M	N/M		$10.94	$9.53

N/M	Not meaningful
(1)	Revenue includes rental revenue, ancillary revenue, and administrative and late fees.
(2)	Property operating expenses excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization expense and acquisition expenses, but includes property management fees.
(3)	Of the total rentable square feet, parking represented approximately 117,000 and approximately 76,000 as of September 30, 2016 and 2015, respectively. On a same-store basis, for the same periods, parking represented approximately 72,000 square feet.
(4)	Determined by dividing the sum of the month-end occupied square feet for the applicable group of facilities for each applicable period by the sum of their month-end rentable square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate.
(5)	Determined by dividing the aggregate realized revenue for each applicable period by the aggregate of the month-end occupied square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate. We have excluded the realized revenue and occupied square feet related to parking herein for the purpose of calculating annualized rent per occupied square foot.

Our increase in same-store revenue of approximately $0.3 million was primarily the result of increased average physical occupancy of approximately 11.7% and increased rent per occupied square foot of approximately 4.6% for the nine months ended September 30, 2016 over the nine months ended September 30, 2015.

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the nine months ended September 30, 2016 and 2015 is as follows:

	Nine Months Ended
	September 30, 2016	September 30, 2015	Change
Net cash flow provided by (used in):
Operating activities	$(351,690)	$(280,764)	$(70,926)
Investing activities	(24,913,238)	(17,129,150)	(7,784,088)
Financing activities	29,475,312	15,080,249	14,395,063

Cash flows used in operating activities for the nine months ended September 30, 2016 were approximately $0.4 million as compared to cash flows used in operating activities for the nine months ended September 30, 2015 of approximately $0.3 million, an increase in cash used of approximately $0.1 million. The change in cash used by our operating activities is primarily the result of incurring a larger net loss, adjusted for depreciation and amortization, which primarily related to increased acquisition expenses and general and administrative expenses, offset by positive changes in balance sheet accounts, primarily accounts payable and accrued liabilities.

Cash flows used in investing activities for the nine months ended September 30, 2016 and 2015 were approximately $24.9 million and $17.1 million, respectively, an increase in the use of cash of approximately $7.8 million. The change in cash used in investing activities primarily relates to an increase in cash consideration paid for the purchase of real estate and funds expended for the development of certain facilities.

Cash flows provided by financing activities for the nine months ended September 30, 2016 and 2015 were approximately $29.5 million and $15.1 million, respectively, a change of approximately $14.4 million. The increase in cash provided by financing activities over the prior period was primarily the result of an increase of approximately $36.2 million from the net proceeds from the issuance of common stock, primarily offset by: increased redemptions of approximately $9.5 million of the Preferred Units, approximately $7.2 million in proceeds from the issuance of preferred equity in our Operating Partnership provided in the prior period and by a reduction of approximately $4.9 million in net proceeds from secured debt.

Liquidity and Capital Resources

Short-Term Liquidity and Capital Resources

We generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds of our Public Offering, proceeds from secured or unsecured financing from banks or other lenders, net cash provided by property operations and advances from our Advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement with our Advisor. Per the advisory agreement, all advances from our Advisor shall be reimbursed no less frequently than monthly, although our Advisor has indicated that it may waive such a requirement on a month-by-month basis. The organizational and offering costs associated with the Public Offering may be paid by us or our Advisor. Our Advisor must reimburse us within 60 days after the end of the month in which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees and stockholder servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Operating cash flows are expected to increase as properties are added to our portfolio and as our properties continue to lease-up.

Distribution Policy

As a result of our investment focus on opportunistic self storage properties, we cannot assure our stockholders we will continue to make cash distributions. Until we are generating operating cash flow sufficient to make distributions to our stockholders, we may decide to make stock distributions or to make distributions using a combination of stock and cash, and to fund some or all of our distributions from the proceeds of our Public Offering or from borrowings in anticipation of future cash flow, which may reduce the amount of capital we ultimately invest in properties. Because substantially all of our operations will be performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from our Public Offering. Though we have no present intention to make in-kind distributions, we are authorized by our charter to make in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Distributions are paid to our stockholders based on the record date selected by our board of directors. We currently declare and pay cash distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease or eliminate the distribution rate that is being paid at any time. Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class A Shares and Class T Shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T Shares will likely be lower than distributions on Class A Shares because Class T Shares are subject to ongoing stockholder servicing fees. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the Public Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	construction defects or capital improvements;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

The following shows our cash distributions and the sources of such distributions for the nine months ended September 30, 2016 (no cash distributions were paid for the nine months ended September 30, 2015):

	Nine Months Ended September 30, 2016
Distributions paid in cash – common stockholders	$307,024
Distributions paid in cash – Operating Partnership unitholders	4,684
Distributions paid in cash – preferred unitholders	816,682
Distributions reinvested	676,313

Total distributions	$1,804,703

Source of distributions
Cash flows provided by operations	$—	—
Offering proceeds from Primary Offering	1,128,390	62.5%
Offering proceeds from distribution reinvestment plan	676,313	37.5%

Total sources	$1,804,703	100.0%

From our inception through September 30, 2016, we paid cumulative distributions of approximately $3.1 million (including approximately $2.1 million related to our preferred unitholders), as compared to cumulative net loss attributable to our common stockholders of approximately $12.1 million. For the nine months ended September 30, 2016, we paid distributions of approximately $1.8 million, as compared to a net loss attributable to our common stockholders of approximately $4.8 million. Net loss attributable to our common stockholders for the nine months ended September 30, 2016 reflects non-cash depreciation and amortization of approximately $2.9 million, acquisition related expenses of approximately $0.8 million, and distributions to preferred unitholders of approximately $1.4 million. Cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $5.8 million, acquisition related expenses of approximately $2.5 million, and distributions to preferred unitholders of approximately $3.7 million.

For the nine months ended September 30, 2016, we paid total distributions of approximately $1.8 million. For the nine months ended September 30, 2015, we declared no cash distributions on our common stock. From our commencement of paying cash distributions on our common shares in November 2015 through September 30, 2016, the payment of distributions has been paid solely from Public Offering proceeds. We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in our Primary Offering and pursuant to our distribution reinvestment plan. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Indebtedness

As of September 30, 2016, we had approximately $41.7 million of outstanding consolidated indebtedness. As of September 30, 2016, all of our total consolidated indebtedness was variable rate. See Note 5 of the Notes to the Consolidated Statements contained in this supplement for more information about our indebtedness.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness, if any.

Long-term potential future sources of capital include proceeds from our Public Offering, secured or unsecured financings from banks or other lenders, issuance of equity instruments and undistributed funds from operations. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2016:

	Payments due during the years ending December 31,
	Total	2016	2017-2018	2019-2020	Thereafter
Mortgage interest(1)	$1,590,230	$386,748	$1,135,057	$68,425	$—
Mortgage principal	41,700,000	—	36,647,000	5,053,000	—

Total contractual obligations	$43,290,230	$386,748	$37,782,057	$5,121,425	$—

(1)	The interest expense was calculated based on the rates in effect as of September 30, 2016.

Off-Balance Sheet Arrangements

We do not currently have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purposes entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitments or intent to provide funding to any such entities.

Subsequent Events

Please see Note 12 of the Notes to the Consolidated Financial Statements contained in this supplement.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

Financial Statements

The financial statements listed below are contained in this supplement:

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2016	December 31, 2015
ASSETS
Real estate facilities:
Land	$16,899,760	$13,180,000
Buildings	49,568,480	42,338,012
Site improvements	5,559,909	4,811,387

	72,028,149	60,329,399
Accumulated depreciation	(2,624,796)	(1,157,113)

	69,403,353	59,172,286
Construction in process	1,594,912	30,808

Real estate facilities, net	70,998,265	59,203,094
Real estate held for sale, net	12,203,109	—
Cash and cash equivalents	10,810,430	6,600,046
Other assets	1,863,469	1,871,423
Debt issuance costs, net of accumulated amortization	429,067	801,005
Intangible assets, net of accumulated amortization	528,187	1,454,140

Total assets	$96,832,527	$69,929,708

LIABILITIES AND EQUITY
Secured debt	$41,571,482	$38,300,000
Accounts payable and accrued liabilities	1,453,844	1,028,660
Due to affiliates	551,323	252,997
Distributions payable	207,585	20,700
Distributions payable to preferred unitholders in our Operating Partnership	1,579,150	1,042,394

Total liabilities	45,363,384	40,644,751

Commitments and contingencies (Note 8)
Redeemable common stock	687,019	10,706
Preferred equity in our Operating Partnership	4,953,430	15,884,852

Equity:
Strategic Storage Growth Trust, Inc. equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; none issued and outstanding at September 30, 2016 and December 31, 2015	—	—
Class A Common stock, $0.001 par value; 350,000,000 shares authorized; 6,264,959 and 2,676,239 shares issued and outstanding at September 30, 2016 and December 31, 2015, respectively	6,265	2,676
Class T Common stock, $0.001 par value; 350,000,000 shares authorized; 627,938 and 18,086 issued and outstanding at September 30, 2016 and December 31, 2015, respectively	628	18
Additional paid-in capital	59,147,491	20,735,425
Distributions	(1,206,954)	(37,073)
Accumulated deficit	(12,052,577)	(7,283,029)
Accumulated other comprehensive loss	(8,615)	—

Total Strategic Storage Growth Trust, Inc. equity	45,886,238	13,418,017

Noncontrolling interests in our Operating Partnership	(57,544)	(28,618)

Total equity	45,828,694	13,389,399

Total liabilities and equity	$96,832,527	$69,929,708

See notes to consolidated financial statements.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues:
Self storage rental revenue	$2,418,032	$1,238,377	$6,702,976	$3,347,220
Ancillary operating revenue	19,050	53,847	56,582	138,412

Total revenues	2,437,082	1,292,224	6,759,558	3,485,632

Operating expenses:
Property operating expenses	993,269	555,360	2,996,316	1,506,569
Property operating expenses – affiliates	255,957	145,689	720,069	417,571
General and administrative	380,771	318,957	1,421,803	908,290
Depreciation	534,244	401,211	1,525,208	848,785
Intangible amortization expense	240,623	321,579	975,608	943,704
Acquisition expenses – affiliates	51,298	54,640	601,534	289,338
Other property acquisition expenses	30,797	39,226	180,012	134,800

Total operating expenses	2,486,959	1,836,662	8,420,550	5,049,057

Operating loss	(49,877)	(544,438)	(1,660,992)	(1,563,425)
Other expenses:
Interest expense	(347,362)	(158,902)	(1,189,240)	(452,957)
Interest expense – debt issuance costs	(152,001)	(59,517)	(488,228)	(172,554)
Other	(22,359)	4,057	(32,973)	5,033

Net loss	(571,599)	(758,800)	(3,371,433)	(2,183,903)
Less: Distributions to preferred unitholders in our Operating Partnership	(379,232)	(506,741)	(1,353,438)	(1,419,678)
Less: Accretion of preferred equity costs	(17,060)	(72,896)	(68,578)	(251,923)
Net loss attributable to the noncontrolling interests in our Operating Partnership	3,456	24,035	23,901	83,282

Net loss attributable to Strategic Storage Growth Trust, Inc. common stockholders	$(964,435)	$(1,314,402)	$(4,769,548)	$(3,772,222)

Net loss per Class A share – basic and diluted	$(0.17)	$(1.26)	$(1.06)	$(4.18)
Net loss per Class T share – basic and diluted	$(0.17)	$—	$(1.06)	$—

Weighted average Class A shares outstanding – basic and diluted	5,326,034	1,040,164	4,276,634	902,341
Weighted average Class T shares outstanding – basic and diluted	404,319	—	219,139	—

See notes to consolidated financial statements.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net loss	$(571,599)	$(758,800)	$(3,371,433)	$(2,183,903)
Other comprehensive loss:
Foreign currency translation adjustments	(91,584)	—	(8,615)	—

Comprehensive loss	(663,183)	(758,800)	(3,380,048)	(2,183,903)
Less: Distributions to preferred unitholders in our Operating Partnership	(379,232)	(506,741)	(1,353,438)	(1,419,678)
Less: Accretion of preferred equity costs	(17,060)	(72,896)	(68,578)	(251,923)
Comprehensive loss attributable to noncontrolling interests:
Comprehensive loss attributable to the noncontrolling interests in our Operating Partnership	3,923	24,035	23,939	83,282

Comprehensive loss attributable to Strategic Storage Growth Trust, Inc. common stockholders	$(1,055,552)	$(1,314,402)	$(4,778,125)	$(3,772,222)

See notes to consolidated financial statements.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EQUITY

(Unaudited)

	Common Stock							Accumulated Other Comprehensive Loss	Total Strategic Storage Growth Trust, Inc. Equity	Noncontrolling Interests in our Operating Partnership	Total Equity	Preferred Equity in our Operating Partnership	Redeemable Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit
Balance as of December 31, 2015	2,676,239	$2,676	18,086	$18	$20,735,425	$(37,073)	$(7,283,029)	$—	$13,418,017	$(28,618)	$13,389,399	$15,884,852	$10,706
Gross proceeds from issuance of common stock	3,501,626	3,502	607,168	607	43,348,602	—	—	—	43,352,711	—	43,352,711	—	—
Offering costs	—	—	—	—	(4,950,114)	—	—	—	(4,950,114)	—	(4,950,114)	—	—
Changes to redeemable common stock	—	—	—	—	(676,313)	—	—	—	(676,313)	—	(676,313)	—	676,313
Issuance of restricted stock	2,500	2	—	—	(2)	—	—	—	—	—	—	—	—
Distributions ($0.25 per share)	—	—	—	—	—	(1,169,881)	—	—	(1,169,881)	—	(1,169,881)	—	—
Distributions of common stock	18,694	19	584	1	(20)	—	—	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(5,025)	(5,025)	—	—
Issuance of shares for distribution reinvestment plan	65,900	66	2,100	2	676,245	—	—	—	676,313	—	676,313	—	—
Stock based compensation expense	—	—	—	—	13,668	—	—	—	13,668	—	13,668	—	—
Net loss attributable to Strategic Storage Growth Trust, Inc.	—	—	—	—	—	—	(4,769,548)	—	(4,769,548)	—	(4,769,548)	—	—
Net loss attributable to the noncontrolling interests	—	—	—	—	—	—	—	—	—	(23,901)	(23,901)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(8,615)	(8,615)	—	(8,615)	—	—
Redemption of preferred equity in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(11,000,000)	—
Accretion of preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	68,578	—

Balance as of September 30, 2016	6,264,959	$6,265	627,938	$628	$59,147,491	$(1,206,954)	$(12,052,577)	$(8,615)	$45,886,238	$(57,544)	$45,828,694	$4,953,430	$687,019

See notes to consolidated financial statements.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2016	2015
Cash flows from operating activities:
Net loss	$(3,371,433)	$(2,183,903)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,923,569	1,965,043
Expense related to issuance of restricted stock	13,668	2,308
Increase (decrease) in cash and cash equivalents from changes in assets and liabilities:
Other assets	(302,819)	(314,863)
Accounts payable and accrued liabilities	453,383	350,358
Due to affiliates	(68,058)	(99,707)

Net cash used in operating activities	(351,690)	(280,764)

Cash flows from investing activities:
Purchase of real estate	(22,389,653)	(16,181,250)
Additions to real estate	(2,178,776)	(455,795)
Deposits on acquisitions of real estate facilities	(676,523)	(992,105)
Return of deposits on acquisition of real estate facilities	331,714	500,000

Net cash flows used in investing activities	(24,913,238)	(17,129,150)

Cash flows from financing activities:
Proceeds from issuance of revolving secured debt	7,950,000	8,304,614
Principal payments of revolving secured debt	(9,603,000)	—
Proceeds from issuance of non-revolving secured debt	5,053,000	—
Proceeds from issuance of preferred equity in our Operating Partnership	—	7,180,000
Redemption of preferred equity in our Operating Partnership	(11,000,000)	(1,500,000)
Gross proceeds from issuance of common stock	42,989,611	4,368,893
Offering costs	(4,606,531)	(2,129,308)
Debt issuance costs	(179,378)	(339,278)
Distributions paid to preferred unitholders in our Operating Partnership	(816,682)	(804,672)
Distributions paid to common stockholders	(307,024)	—
Distributions paid to noncontrolling interests	(4,684)	—

Net cash flows provided by financing activities	29,475,312	15,080,249

Net change in cash and cash equivalents	4,210,384	(2,329,665)
Cash and cash equivalents, beginning of period	6,600,046	4,500,298

Cash and cash equivalents, end of period	$10,810,430	$2,170,633

Supplemental disclosures and non-cash transactions:
Cash paid for interest	$1,233,541	$437,756
Interest capitalized	$81,531	$—
Supplemental disclosure of noncash activities:
Proceeds from issuance of common stock in other assets	$382,550	$119,450
Offering costs included in accounts payable and accrued liabilities	$29,895	$65,360
Offering costs included in due to affiliates	$374,357	$412,166
Construction in process in accounts payable and accrued liabilities	$—	$38,270
Increase in distributions payable to preferred unitholders in our Operating Partnership	$629,447	$676,182
Distributions of common stock	$20	$—
Issuance of shares pursuant to distribution reinvestment plan	$676,313	$—
Preferred equity issuance costs	$—	$17,995
Foreign currency translation adjustment – Real estate facilities, net	$54,482	$—

See notes to consolidated financial statements.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

Note 1. Organization

Strategic Storage Growth Trust, Inc., a Maryland corporation (the “Company”), was formed on March 12, 2013 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year-end is December 31. As used in this supplement, “we,” “us,” “our,” and “Company” refer to Strategic Storage Growth Trust, Inc. and each of our subsidiaries.

Strategic Storage Holdings, LLC, a Delaware limited liability company (“SSH”), was the sponsor of our Private Offering (as defined below) through August 31, 2014. Effective August 31, 2014, SmartStop Self Storage, Inc. (“SmartStop”), entered into a series of transactions, agreements and amendments to its existing agreements and arrangements (such agreements and amendments hereinafter referred to collectively as the “Self Administration and Investment Management Transaction”) with SSH and its affiliates, pursuant to which, effective August 31, 2014, SmartStop acquired the self storage advisory, asset management, property management and investment management businesses of SSH. The transactions included an acquisition of SSH’s sole membership interest in SmartStop Asset Management, LLC, a Delaware limited liability company (formerly Strategic Storage Realty Group, LLC), which owns 97.5% of the economic interests (and 100% of the voting membership interests) of SS Growth Advisor, LLC (our “Advisor”) and owns 100% of SS Growth Property Management, LLC (our “Property Manager”).

On October 1, 2015, SmartStop and Extra Space Storage Inc. (“Extra Space”), along with subsidiaries of each of SmartStop and Extra Space, closed on a merger transaction (the “Merger”) in which SmartStop was acquired by Extra Space for $13.75 per share in cash, representing an enterprise value of approximately $1.4 billion. At the closing of the Merger, SmartStop Asset Management, LLC, the owner of our Property Manager and majority and sole voting member of our Advisor, was sold to an entity controlled by H. Michael Schwartz, our Chairman of the Board of Directors, Chief Executive Officer and President, and became our sponsor (our “Sponsor”). The former executive management team of SmartStop continues to serve as the executive management team for our Sponsor. In addition, our management team remains the same, as well as the management team of our Advisor and Property Manager.

We have no employees. Our Advisor, a Delaware limited liability company, was formed on March 12, 2013. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of the advisory agreement we have with our Advisor (our “Advisory Agreement”). The officers of our Advisor are also officers of us and our Sponsor.

On May 31, 2013, our Advisor purchased 100 shares of our common stock for $1,000 and became our initial stockholder. Our Second Articles of Amendment and Restatement, as amended, authorizes 350,000,000 shares of Class A common stock, $0.001 par value per share and 350,000,000 shares of Class T common stock, $0.001 par value per share and 200,000,000 shares of preferred stock with a par value of $0.001. On June 17, 2013, we commenced a private placement offering to accredited investors only for a maximum of $109.5 million in shares of common stock, including shares being offered pursuant to our distribution reinvestment plan (the “Private Offering”). On May 23, 2014, we satisfied the minimum offering requirements of $1 million from our Private Offering and commenced formal operations. We terminated the Private Offering on January 16, 2015. We raised gross offering proceeds of approximately $7.8 million from the issuance of approximately 830,000 shares pursuant to the Private Offering.

On January 20, 2015 we commenced a public offering of a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering”). On September 28, 2015, we revised our Primary Offering and are now offering two classes of shares of common stock: Class A common stock, $0.001 par value per share (the “Class A Shares”) and Class T common stock, $0.001 par value per share (the “Class T Shares”). As of September 30, 2016, we had sold approximately 6.2 million Class A Shares and approximately

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

630,000 Class T Shares in our Public and Private Offerings for gross proceeds of approximately $63.5 million and approximately $6.4 million, respectively. We intend to invest the net proceeds from our offerings primarily in opportunistic self storage facilities, which may include facilities to be developed, currently under development or in lease-up and self storage facilities in need of expansion, redevelopment or repositioning. As of September 30, 2016 we owned 16 self storage facilities located in seven states (Arizona, California, Colorado, Florida, Illinois, Nevada and Texas) and Canada (the Greater Toronto Area.

On April 8, 2016, our board of directors, upon recommendation of its nominating and corporate governance committee, approved an estimated value per share of our common stock of $10.05 for our Class A Shares and Class T Shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on a fully diluted basis, calculated as of December 31, 2015. See our Current Report on Form 8-K filed with the SEC on April 11, 2016 for a description of the methodologies and assumptions used to determine, and the limitations of, the estimated value per share.

As a result of the calculation of our estimated value per share, effective on April 14, 2016, the offering price of Class A Shares increased from $10.00 per share to $11.17 per share and the offering price of Class T Shares increased from $9.47 per share to $10.58 per share. Our board of directors determined the new per share offering price of each class of stock by taking the $10.05 estimated value per share and adding the per share up-front sales commissions and dealer manager fees to be paid with respect to the Class A Shares and Class T Shares, respectively, such that after the payment of such commissions and dealer manager fees, the net proceeds to us will be the same for both Class A Shares and Class T Shares. In addition, effective April 21, 2016, shares sold pursuant to our distribution reinvestment plan will be sold at $10.05 per share for Class A and Class T Shares.

Our operating partnership, SS Growth Operating Partnership, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on March 13, 2013. During 2013, our Advisor purchased a limited partnership interest in our Operating Partnership totaling $201,000 and on May 31, 2013, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. Our Operating Partnership owns, directly or indirectly through one or more special purpose entities, all of the self storage properties that we have acquired and the self storage properties we will acquire in the future. As of September 30, 2016, we owned approximately 99.7% of the common units of limited partnership interests of our Operating Partnership. The remaining approximate 0.3% of the common units are owned by our Advisor. As of September 30, 2016, our Operating Partnership had outstanding approximately 200,000 Series A Cumulative Redeemable Preferred Units (the “Preferred Units”) issued to SSTI Preferred Investor, LLC (the “Preferred Investor”), formerly a wholly-owned subsidiary of SmartStop Self Storage Operating Partnership, L.P., the operating partnership of SmartStop, for a remaining investment in our Operating Partnership of approximately $5.0 million. Such Preferred Units are now owned by Extra Space subsequent to the Merger. As the sole general partner of our Operating Partnership, we have the exclusive power to manage and conduct the business of our Operating Partnership. We will conduct certain activities through our taxable REIT subsidiary, SS Growth TRS, Inc., a Delaware corporation (the “TRS”) which was formed on March 14, 2013, and is a wholly owned subsidiary of our Operating Partnership.

Our Property Manager was formed on March 12, 2013 to manage our properties. Our Property Manager derives substantially all of its income from the property management services it performs for us. Our Property Manager may enter into sub-property management agreements with third party management companies and pay part of its management fee to such sub-property manager. At the closing of the Merger, we entered into new property management agreements with our Property Manager and our Property Manager entered into sub-property management agreements with an affiliate of Extra Space for the management of our properties in the United States. Furthermore, Extra Space acquired the rights to the “SmartStop® Self Storage” brand in the United States through the Merger and we can no longer utilize this brand in the United States. The properties we own were re-branded under the Extra Space name subsequent to the Merger. However, any properties owned or acquired in Canada will be managed by a subsidiary of our Sponsor and will continue to be branded using the SmartStop® Self Storage brand.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

Our dealer manager is Select Capital Corporation, a California corporation (our “Dealer Manager”). Our Dealer Manager is responsible for marketing our shares being offered pursuant to our Primary Offering. Our president owned, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager through August 31, 2014. Effective August 31, 2014, SmartStop indirectly owned such 15% non-voting equity interest in our Dealer Manager, pursuant to the Self Administration and Investment Management Transaction. Effective October 1, 2015, in connection with the Merger, the 15% non-voting equity interest in our Dealer Manager is now owned by our Sponsor. An affiliate of our Dealer Manager continues to own a 2.5% non-voting membership interest in our Advisor.

As we accept subscriptions for shares of our common stock, we transfer substantially all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we are deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership is deemed to have simultaneously paid the sales commissions and other costs associated with the Public Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of our Operating Partnership, as amended (the “Operating Partnership Agreement”). Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. As of September 30, 2016 and December 31, 2015, we had not entered into contracts/interests that would be deemed to be variable interests in VIEs.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets, and the useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with amended accounting guidance which requires that we allocate the purchase price of the property to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, as of the acquisition date and to adjust those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which we may adjust the provisional amounts recognized for an acquisition). Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available. Allocations to the individual assets and liabilities are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. In allocating the purchase price, we determine whether the acquisition includes intangible assets or liabilities. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $0.6 million and approximately $2.0 million in intangible assets to recognize the value of in-place leases related to our acquisitions during the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent. Our acquisition-related transaction costs are required to be expensed as incurred. During the three months ended September 30, 2016 and 2015, we expensed approximately $0.1 million and approximately $0.1 million, respectively, of acquisition related transaction costs. During the nine months ended September 30, 2016 and 2015, we expensed approximately $0.8 million and approximately $0.4 million, respectively, of acquisition related transaction costs.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

Should the initial accounting for an acquisition be incomplete by the end of a reporting period that falls within the measurement period, we will report provisional amounts in our financial statements. During the measurement period, we will adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we will record those adjustments to our financial statements. We will recognize any measurement period adjustments during the period in which we determine the amount of the adjustment to our financial statements, potentially including adjustments to interest, depreciation and amortization expense.

Evaluation of Possible Impairment of Long-Lived Assets

Management continually monitors events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. For the three and nine months ended September 30, 2016 and 2015, no impairment losses were recognized.

Real Estate Held for Sale

We generally consider real estate to be “held for sale” when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. Real estate that is held for sale is classified as “real estate held for sale” in the accompanying consolidated financial statements for the periods when it was held for sale. Real estate classified as held for sale is no longer depreciated and is reported at the lower of its carrying value or its estimated fair value less estimated costs to sell. Operating results and related gains (losses) on sale of properties that were disposed of or classified as held for sale in the ordinary course of business are included in continuing operations on the Company’s consolidated statements of operations, consistent with current accounting guidance.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases are recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rent is included in other assets.

Allowance for Doubtful Accounts

Tenant accounts receivable is reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

Real Estate Facilities

Real estate facilities are recorded at cost. We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	30-35 years
Site Improvements	7-10 years

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place leases. We are amortizing in-place leases on a straight-line basis over the estimated future benefit period. As of September 30, 2016 and December 31, 2015, the gross amounts allocated to in-place lease intangibles were approximately $3.2 million and approximately $2.7 million, respectively, and accumulated amortization of in-place lease intangibles totaled approximately $2.2 million and approximately $1.2 million, respectively.

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average rates for the period. All related adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. Transactions denominated in a currency other than the functional currency of the related operation are recorded at rates of exchange in effect at the date of the transaction. Gains or losses on foreign currency transactions are recorded in other income (expense).

Debt Issuance Costs

The net carrying value of costs incurred in connection with obtaining non-revolving financing are presented in our consolidated balance sheets as a deduction from secured debt and such amount as of September 30, 2016 and December 31, 2015 totaled approximately $0.1 million and none, respectively. The net carrying value of costs incurred in connection with obtaining revolving financing are presented in debt issuance costs on our consolidated balance sheets and such amount as of September 30, 2016 and December 31, 2015 totaled approximately $0.4 million and approximately $0.8 million, respectively. Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

Organizational and Offering Costs

Our Advisor may fund organization and offering costs on our behalf. We will be required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor must reimburse us within 60 days after the end of the month in which the Primary Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees and stockholder servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Such costs will be recognized as a liability when we have a present responsibility to reimburse our Advisor, which is defined in our Advisory Agreement as the date we satisfied the minimum offering requirements of our Private Offering (which occurred on May 23, 2014). If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. As of September 30, 2016, we do not believe total organization and offering costs will exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

The Company pays our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A shares and Class T shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of the Primary Offering; (iii) the fifth anniversary of the last day of the fiscal quarter in which our Primary Offering (i.e., excluding our distribution reinvestment plan offering) terminates; and (iv) the date that such Class T share is redeemed or is no longer outstanding. Upon sale of our shares by such broker-dealers, our Dealer Manager re-allows all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager also receives reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses will be considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering. We record a liability within Due to affiliates for the future estimated stockholder servicing fees as a reduction to additional paid-in capital at the time of sale of the Class T share as an offering cost.

Redeemable Common Stock

We adopted a share redemption program that will enable stockholders to sell their shares to us in limited circumstances.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

We record amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheet since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share redemption program is limited to the number of shares we can repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable but that are contingent on an event that is likely to occur (e.g., the passage of time) should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in the accompanying consolidated balance sheet.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. Our redeemable common shares will be contingently redeemable at the option of the holder. When we determine we have a mandatory obligation to repurchase shares under the share redemption program, we will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

Through September 30, 2016 we had not received any requests for redemptions.

Accounting for Equity Awards

The cost of restricted stock is required to be measured based on the grant date fair value and the cost recognized over the relevant service period.

Fair Value Measurements

The accounting standard for fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value, and provides for expanded disclosure about fair value measurements. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we will use when measuring fair value:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, tenant accounts receivable, other assets, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates will approximate fair value because of their relatively short-term nature.

To comply with GAAP, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of derivative contracts for the effect of nonperformance risk, we will consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated with the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest shall be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2014. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to continue to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

We filed elections to treat our TRS as a taxable REIT subsidiary effective January 1, 2014. In general, the TRS performs additional services for our customers and generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax. The TRS follows accounting guidance which requires the use of the asset and liability method. Deferred income taxes represent the tax effect of future differences between the book and tax bases of assets and liabilities.

Per Share Data

Basic earnings per share attributable to our common stockholders for all periods presented are computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share are computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of shares outstanding, adjusted for the dilutive effect of unvested restricted stock, utilizing the treasury stock method. For all periods presented the dilutive effective of unrestricted stock was not included in the diluted weighted average shares as such shares were antidilutive.

Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09 “Revenue from Contracts with Customers” (“ASU 2014-09”) as Accounting Standards Codification (“ASC”) Topic 606. The objective of ASU 2014-09 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new standard, companies will perform a five-step analysis of transactions to determine when and how revenue is recognized. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. In July 2015, the FASB voted to defer the effective date by one year to annual reporting periods (including interim periods within those periods) beginning after December 15, 2017 and early adoption is permitted. This ASU shall still be applied using either a full retrospective or modified retrospective approach. We are in the process of evaluating the impact of this standard on our consolidated financial statements and the impact is unknown at this time.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Specifically, ASU 2015-02 modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership, and affects the evaluation of fee arrangements in the primary beneficiary determination. ASU 2015-02 is effective for periods beginning after December 15, 2015 and early adoption is permitted. We adopted this ASU in the interim period ended March 31, 2016 and its adoption did not have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, in August 2015, the FASB issued ASU 2015-15, “Interest – Imputation of Interest (Subtopic 835-30), Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”, which clarifies ASU No. 2015-03 by stating that the staff of the SEC would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 and ASU 2015-15 are effective for periods beginning after December 15, 2015 and early adoption is permitted. We adopted this ASU in the period ended March 31, 2016 and its adoption did not have a material impact on our consolidated financial statements.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”, which amends the guidance on accounting for leases. Under ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. It also includes extensive amendments to the disclosure requirements. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted for financial statements that have not yet been made available for issuance. ASU 2016-02 requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. We are in the process of evaluating the impact of this standard on our consolidated financial statements and the impact is unknown at this time.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 addresses eight classification issues related to the statement of cash flows. The guidance will become effective for periods beginning after December 15, 2017 and early adoption is permitted. We are in the process of evaluating the impact of this standard on our consolidated financial statements and the impact is unknown at this time.

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the nine months ended September 30, 2016:

Real estate facilities
Balance at December 31, 2015	$60,329,399
Facility acquisitions	11,059,817
Impact of foreign exchange rate changes	54,482
Improvements and additions	584,451

Balance at September 30, 2016	$72,028,149

Accumulated depreciation
Balance at December 31, 2015	$(1,157,113)
Depreciation expense	(1,467,683)

Balance at September 30, 2016	$(2,624,796)

On August 24, 2016, we executed a purchase and sale agreement (the “San Antonio II Sale Agreement”) with an unaffiliated third party (the “Buyer”) for the sale of a self storage facility and industrial warehouse/office space we own in San Antonio, Texas (the “San Antonio II Property”). The San Antonio II Property was purchased by us in the first quarter of 2016 as part of a portfolio of four properties. In the purchase agreement for the portfolio of properties, $12.3 million of the total purchase price for the four properties was allocated to the San Antonio Property, excluding acquisition costs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

The sale price for the San Antonio II Property is approximately $15.65 million, less closing costs and disposition fees payable to our Advisor. The Buyer made a deposit of $250,000 in connection with the execution of the San Antonio II Sale Agreement. The San Antonio II Sale Agreement provides for a due diligence period of approximately three months during which the Buyer may terminate the San Antonio II Sale Agreement (with a full return of the earnest money), for any reason. The current outside closing date is during the fourth quarter of 2016, although such closing may occur earlier upon satisfaction of certain conditions. The San Antonio II Sale Agreement is subject to various contingencies and we cannot provide assurance whether or when this transaction will occur.

The following table summarizes the purchase price allocation for our acquisitions during the nine months ended September 30, 2016:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total(1)	Debt Issued	2016 Revenue(2)	2016 Property Operating Income(3)
San Antonio II – TX	01/06/16	$11,709,625	$580,000	$12,289,625	$7,950,000	$734,889	$237,676
Stoney Creek – TOR – CAN(4)	02/11/16	1,515,430	—	1,515,430	—	—	—
Torbarrie – TOR – CAN(4)	05/17/16	2,321,580	—	2,321,580	—	—	—
Baseline – AZ	05/26/16	7,222,807	—	7,222,807	5,053,000	55,408	(50,891)

Total		$22,769,442	$580,000	$23,349,442	$13,003,000	$790,297	$186,785

(1)	The allocations noted above are based on a preliminary determination of the fair value of the total consideration provided. Such valuations may change as we complete our purchase price accounting.
(2)	The operating results of the facilities acquired above have been included in our statement of operations since their respective acquisition date.
(3)	Property operating income excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization and acquisition expenses.
(4)	Stoney Creek and Torbarrie are self storage properties that are under construction.

The purchase price allocations included above are preliminary and therefore, subject to change upon the completion of our analysis of appraisals and other information related to the acquisitions. We anticipate finalizing the purchase price allocations by December 31, 2016, as further evaluations are completed and additional information is received from third parties.

We incurred acquisition fees to our Advisor related to the above properties of approximately $0.4 million for the nine months ended September 30, 2016.

Note 4. Pro Forma Financial Information (Unaudited)

The table set forth below summarizes on an unaudited pro forma basis the combined results of operations of the Company for the nine months ended September 30, 2016 and 2015 as if the Company’s acquisitions completed during 2015 and 2016 were completed as of January 1, 2015. This pro forma information does not purport to represent what the actual results of operations of the Company would have been for the periods indicated, nor do they purport to predict the results of operations for future periods.

	For the nine months ended
	September 30, 2016	September 30, 2015
Pro forma revenue	$6,772,598	$5,781,462
Pro forma operating expenses	(7,729,281)	(8,090,539)
Pro forma net loss attributable to common stockholders	(4,075,241)	(5,730,501)

The pro forma financial information for the nine months ended September 30, 2016 and 2015 were adjusted to exclude approximately $0.7 million and $0.4 million, respectively, for acquisition related expenses.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

Note 5. Secured Debt

KeyBank Facility

On July 31, 2014, we, through our Operating Partnership and certain property-owning special purpose entities wholly-owned by our Operating Partnership (collectively with the Operating Partnership, the “Borrower”), obtained a senior secured revolving loan (the “KeyBank Facility”) from KeyBank National Association (“KeyBank”) pursuant to a credit agreement (the “Credit Agreement”) for the purpose of funding real property acquisitions. The maximum potential amount we may borrow under the KeyBank Facility is $40 million.

The KeyBank Facility has an initial term of three years, maturing on July 31, 2017, with two one-year extension options subject to certain conditions outlined further in the Credit Agreement. Payments due pursuant to the KeyBank Facility are interest-only for the first 36 months and a 30-year amortization schedule thereafter. The KeyBank Facility normally bears interest at the Borrower’s option of either (i) LIBOR plus 325 basis points, or (ii) Base Rate plus 225 basis points. Base Rate is the greater of (i) Agent Prime or (ii) the Fed Funds rate plus 0.50%. As of September 30, 2016, the interest rate was approximately 3.8%, which was based on LIBOR plus 325 basis points.

The KeyBank Facility is full recourse, jointly and severally, to Strategic Storage Growth Trust, Inc. and the Borrower and is secured by cross-collateralized first mortgage liens on the Mortgaged Properties (as defined in the Credit Agreement). The KeyBank Facility may be prepaid or terminated at any time without penalty, provided, however, that KeyBank shall be indemnified for any breakage costs associated with any LIBOR borrowings. Pursuant to that certain guaranty dated July 31, 2014 in favor of KeyBank, we serve as a guarantor of all obligations due under the KeyBank Facility.

Under certain conditions, we may cause the release of one or more of the properties serving as collateral for the KeyBank Facility, subject to no default or event of default is then outstanding or would reasonably occur as a result of such release, including compliance with the Pool Debt-Service Coverage Ratio (as defined in the Credit Agreement).

The KeyBank Facility contains a number of other customary terms and covenants, including the following (capitalized terms are as defined in the Credit Agreement): the aggregate borrowing base availability under the KeyBank Facility is limited to the lesser of: (1) 55% of the Pool Value of the properties in the collateral pool, or (2) an amount that would provide a minimum Debt Service Coverage Ratio of no less than 1.35 to 1.0; and we must meet the following financial tests, calculated as of the close of each fiscal quarter: (1) a Total Leverage Ratio of no more than 60%; (2) a Tangible Net Worth not less than (a) $5,937,713, plus (b) 80% of Net Equity Proceeds received after the Effective Date, less (c) any amounts paid for the redemption or retirement of the Preferred Equity Investment; (3) an Interest Coverage Ratio of no less than 1.85 to 1.0 as of September 30, 2016 and on each quarter end thereafter; (4) a Fixed Charge Ratio of no less than 1.6 to 1.0; (5) a ratio of varying rate Indebtedness to total Indebtedness not in excess of 30%; (6) a Loan to Value Ratio of not greater than fifty-five percent (55%); and (7) a Debt Service Coverage Ratio of not less than 1.35 to 1.0.

On August 1, 2016, our Operating Partnership purchased an interest rate cap with a notional amount of $35 million, such that in no event will our interest rate exceed 5.25% thereon through August 1, 2017.

As of September 30, 2016, the outstanding principal balance under the KeyBank Facility was $36.6 million. As of December 31, 2015, the outstanding principal balance under the KeyBank Facility was $38.3 million.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

The Baseline Loan

On May 26, 2016, the special-purpose entity (a subsidiary of our Operating Partnership) which acquired and owns our property in Phoenix, Arizona (the “Baseline Property”) entered into a loan agreement for a loan in the amount of approximately $5.1 million (the “Baseline Loan”) with TCF National Bank (“TCF”) as the lender. The Baseline Loan has a maturity date of May 26, 2019, unless extended for up to an additional three years. Payments due under the Baseline Loan are interest-only and due on the first day of each month. The Baseline Loan bears interest at a variable interest rate, which adjusts monthly to be equal to 2.75% in excess of the LIBOR Rate (as defined in the Baseline Loan agreement), subject to a minimum rate of 3.25% per annum.

The Baseline Loan is secured by a first lien deed of trust on the Baseline Property. We may prepay the Baseline Loan at any time, without penalty, in whole or in part. Pursuant to that certain guaranty, dated May 26, 2016, in favor of TCF, we provided a guaranty of the Baseline Loan.

The Baseline Loan contains a number of other customary terms and covenants.

Future Principal Requirements

The following table presents the future principal payment requirements on outstanding secured debt as of September 30, 2016:

2016	$—
2017	36,647,000
2018	—
2019	5,053,000
2020	—
2021 and thereafter	—

Total payments	41,700,000
Non-revolving debt issuance costs, net	(128,518)

Total	$41,571,482

Note 6. Preferred Equity

Issuance of Preferred Units by our Operating Partnership

On July 31, 2014, we and our Operating Partnership entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the “Unit Purchase Agreement”) with the Preferred Investor. Pursuant to the Unit Purchase Agreement, the Preferred Investor agreed to provide up to $18,100,000 through a preferred equity investment in our Operating Partnership (the “Investment”), to be used solely for investments in self storage properties, as described in the underlying documents, in exchange for up to 724,000 Preferred Units, each having a liquidation preference of $25.00 per Preferred Unit (the “Liquidation Amount”), plus all accrued and unpaid distributions. During 2014 and 2015, in a number of transactions, the Preferred Investor invested a total of approximately $17.5 million in our Operating Partnership and was issued approximately 700,000 Preferred Units. In September 2015, we redeemed $1.5 million of the Liquidation Amount of the Preferred Units.

In addition to the Unit Purchase Agreement, we and our Operating Partnership entered into a Second Amended and Restated Limited Partnership Agreement of the Operating Partnership (the “Second Amended and Restated Limited Partnership Agreement”), and Amended and Restated Amendment No. 1 to the Second Amended and Restated Limited Partnership Agreement (the “First Amendment”). The Second Amended and Restated Limited Partnership Agreement authorized the issuance of additional classes of units of limited partnership interest in the Operating Partnership, established a new series of preferred units of limited partnership interest in the Operating Partnership and set forth other necessary corresponding changes. All other terms of the

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

Second Amended and Restated Limited Partnership Agreement remained substantially the same as the original Limited Partnership Agreement. The First Amendment sets forth key terms of the Preferred Units, some of which are discussed below.

The holder of Preferred Units received current distributions (the “Current Distributions”) at a rate of one-month LIBOR plus 6.5% per annum on the Liquidation Amount, payable monthly and calculated on an actual/360 basis. In addition to the Current Distributions, our Operating Partnership had the obligation to elect either to (A) pay the holder of the Preferred Units additional distributions monthly in an amount that would accrue at the rate of: (i) 4.35% until January 31, 2017; and (ii) thereafter, 6.35% or (B) defer the additional distributions in an amount that would accrue monthly at the rate of (i) for the period until January 31, 2017, LIBOR plus 10.85% and (ii) thereafter, LIBOR plus 12.85% (the “Deferred Distributions”). As of September 30, 2016 and December 31, 2015, we had elected to defer the additional distributions and had accrued approximately $1.5 million and $0.9 million of such distributions, respectively.

The Preferred Units were redeemable by our Operating Partnership, in whole or in part, at the option of our Operating Partnership at any time. The redemption price (the “Redemption Price”) for the Preferred Units was equal to: (i) in the event of a partial redemption, the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions thereon to the date of redemption; and (ii) in the event of the redemption of all outstanding Preferred Units, the sum of the Liquidation Amount plus all accumulated and unpaid Current Distributions and any accumulated Deferred Distributions thereon to the date of redemption. If fewer than all of the outstanding Preferred Units were redeemed at the option of our Operating Partnership, the Preferred Units redeemed were determined pro rata or by lot or in such other manner as determined by us, as the general partner of our Operating Partnership to be fair and equitable to all holders of the Preferred Units.

The holder of the Preferred Units could have required our Operating Partnership to repurchase the Preferred Units upon the occurrence of any of the following (each an “Optional Repurchase Event” and as defined within the Amendment): (A) a breach of any of the Protective Provisions; (B) an Event of Default; (C) a Change of Control that was not consented to in accordance with the terms of the Amendment; (D) our failure to qualify as a REIT under the Internal Revenue Code; or (E) the occurrence and continuance of a monetary or a material default beyond any applicable cure period under any of the loan documents for each of the properties in the portfolio. The repurchase price for the Preferred Units would have been the Redemption Price.

During the nine months ended September 30, 2016, we redeemed $11 million of the Liquidation Amount of the Preferred Units. As of September 30, 2016, the Preferred Investor had a remaining amount invested of approximately $5.0 million and approximately 200,000 Preferred Units in our Operating Partnership.

During October 2016, we redeemed the remaining approximately $5.0 million in Liquidation Amount of the Preferred Units outstanding and approximately $1.5 million in deferred distributions owed thereon. No further Preferred Units are outstanding and no further deferred distributions are owed, such that we no longer have any remaining obligations related to the Preferred Units.

Note 7. Related Party Transactions

Fees to Affiliates

Our Advisory Agreement with our Advisor and dealer manager agreement (“Dealer Manager Agreement”) with our Dealer Manager, entitle our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us. Additionally, the advisory agreement (the “Private Offering Advisory Agreement”) and dealer manager agreement (the “Private Offering Dealer Manager Agreement”) executed in connection with the Private Offering,

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

entitled our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Private Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Organization and Offering Costs

Organization and offering costs of the Private Offering were paid by our Advisor on our behalf and were reimbursed to our Advisor from the proceeds of our Private Offering pursuant to the Private Offering Advisory Agreement. Organization and offering costs incurred in connection with the Private Offering consisted of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the Private Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable organization and offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Private Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. We have incurred and will continue to incur similar organization and offering costs in connection with the Public Offering. Pursuant to the Advisory Agreement, our Advisor must reimburse us within 60 days after the end of the month which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees and stockholder servicing fees) in excess of 3.5% of the gross offering proceeds from the Public Offering.

Advisory Agreement

We do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement and the Private Offering Advisory Agreement (which terminated upon commencement of the Advisory Agreement). As discussed above, we are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs from the Public Offering; provided, however, pursuant to the Advisory Agreement, our Advisor will be required to reimburse us within 60 days after the end of the month in which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees and stockholder servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

The Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees, stockholder servicing fees and organization and offering expenses, are in excess of 15% of gross proceeds from the Public Offering. Our Advisor receives acquisition fees equal to 1.75% pursuant to the Advisory Agreement and 1% pursuant to the Private Offering Advisory Agreement, respectively, of the contract purchase price of each property we acquire plus reimbursement of any acquisition expenses incurred by our Advisor. Our Advisor also receives a monthly asset management fee equal to 0.04167%, which is one-twelfth of 0.5%, of our average invested assets, as defined. We also pay our Advisor a financing fee of up to 0.5% of the borrowed amount of a loan for arranging for financing in connection with the acquisition, development or repositioning of our properties. Our Advisor may reallow a portion of the financing fee to a third party in the event such party assisted us in arranging such financing.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

Under our Advisory Agreement, our Advisor receives disposition fees in an amount equal to the lesser of (i) one-half of the competitive real estate commission or (ii) 1% of the contract sale price for each property we sell, as long as our Advisor provides substantial assistance in connection with the sale. As provided under the Advisory Agreement, the total real estate commissions paid (including the disposition fee paid to our Advisor) may not exceed the lesser of a competitive real estate commission or an amount equal to 6% of the contract sale price of the property. We also may pay our Advisor or its affiliate a market-based development fee some or all of which may be reallowed to a third party developer. The development fee is paid in connection with properties that we anticipate developing or expanding within 12 months of the acquisition of such properties. A development fee to a third party developer may take the form of an up-front fee and participation in a back-end performance fee. Our Advisor is also entitled to various subordinated distributions under the Second Amended and Restated Limited Partnership Agreement if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement (other than a voluntary termination), (3) liquidate our portfolio, or (4) merge with another entity or enter into an Extraordinary Transaction, as defined in the Second Amended and Restated Limited Partnership Agreement.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning four fiscal quarters after we acquire our first real estate asset, pursuant to the Advisory Agreement, our Advisor is required to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified.

As of September 30, 2016, we had incurred total operating expenses for the 12 months then ended that exceeded the greater of 2% of our average invested assets or 25% of our net income, as defined, in the four consecutive fiscal quarters then ended by approximately $35,000 (the “Excess Expenses”). On November 7, 2016, our board of directors, including all of the independent directors, determined that there were unusual and non-recurring factors sufficient to justify the Excess Expenses, including but not limited to: (1) the amounts reflect legitimate operating expenses necessary for the operation of our business; (2) we are still in the acquisition and development stage of our operations; (3) the start-up costs associated with our operations, including the expenses associated with being a public company (such as audit and legal services, director and officer liability insurance and fees for directors), are significant and disproportionate to our average invested assets and net income; (4) our average invested assets was low due to us owning between nine and fourteen operating properties during the four fiscal quarter period; and (5) our focus on acquisition of self storage properties that are not yet stabilized.

Dealer Manager Agreement

In connection with our Private Offering, our Dealer Manager received a sales commission of up to 7.0% of gross proceeds from sales in the Private Offering and a dealer manager fee equal to up to 3.75% of gross proceeds from sales in the Private Offering under the terms of the dealer manager agreement for our Private Offering (the “Private Offering Dealer Manager Agreement”). In connection with our Primary Offering, our Dealer Manager receives a sales commission of up to 7.0% of gross proceeds from sales of Class A Shares and up to 2.0% of gross proceeds from the sales of Class T Shares in the Primary Offering and a dealer manager fee up to 3.0% of gross proceeds from sales of both Class A Shares and Class T Shares in the Primary Offering under the terms of the Dealer Manager Agreement. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A shares and Class T shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of the Primary Offering; (iii) the fifth anniversary of the last day of the fiscal quarter in which our Primary Offering (i.e., excluding our distribution reinvestment plan offering) terminates; and (iv) the date that such Class T share is redeemed or is no longer outstanding. Our Dealer Manager has entered into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager re-allows all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager also receives reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses will be considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering.

Affiliated Dealer Manager

Our President and Chief Executive Officer owned, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager through August 31, 2014. Effective August 31, 2014, SmartStop indirectly owned the 15% non-voting equity interest in our Dealer Manager, pursuant to the Self Administration and Investment Management Transaction. Effective October 1, 2015, in connection with the Merger, the 15% non-voting equity interest in our Dealer Manager is now owned by our Sponsor. An affiliate of our Dealer Manager continues to own a 2.5% non-voting membership interest in our Advisor.

Property Management Agreement

Through September 30, 2015, each of our self storage properties was managed by our Property Manager under separate property management agreements. Under each agreement, our Property Manager received a fee for its services in managing our properties, generally equal to the greater of $3,000 or 6% of the gross revenues from the properties plus reimbursement of the Property Manager’s costs of managing the properties. Reimbursable costs and expenses included wages and salaries and other expenses of employees engaged in operating, managing and maintaining our properties. Our Property Manager also received a one-time fee for each property acquired by us that was managed by our Property Manager in the amount of $3,750. In the event that our Property Manager assisted with the development or redevelopment of a property, we paid a separate market-based fee for such services. In addition, our Property Manager was entitled to a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000 and an administration fee equal to $0.50 a month for each insurance policy purchased by a tenant at one of our properties in connection with the tenant insurance program. Additionally, each agreement included a non-solicitation provision and a provision regarding the Property Manager’s use of trademarks and other intellectual property owned by SmartStop.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

As of October 1, 2015, each of our self storage properties located in the United States are subject to separate property management agreements with our Property Manager, which in turn has entered into sub-property management agreements with Extra Space, which provides on-site management of our properties. Such agreements were entered into effective on October 1, 2015. Under the property management agreements, our Property Manager receives a monthly management fee of $2,500 or 6% of the gross revenues, whichever is greater, plus reimbursement of the Property Manager’s costs of managing the properties. Extra Space agreed to pay up to $25,000 for each property managed toward the signage and set-up costs associated with converting each property to the Extra Space brand (the “Set-Up Amount”). The property management agreements have a three year term and automatically renew for successive one year periods thereafter, unless we or our Property Manager provides prior written notice at least 90 days prior to the expiration of the term. We may terminate a property management agreement without cause at any time during the initial three year term if we pay the Property Manager a termination fee equal to the Set-Up Amount, reduced by 1/36th of the Set-Up Amount for every full month of the term. After the end of the initial three year term, we may terminate a property management agreement on 30 days prior written notice without payment of a termination fee. Our Property Manager may terminate a property management agreement on 60 days prior written notice to us.

The sub-property management agreements between our Property Manager and Extra Space are substantially the same as the property management agreements between us and our Property Manager. Under the sub-property management agreements, our Property Manager pays Extra Space a monthly management fee of $2,500 or 6% of the gross revenues, whichever is greater, plus reimbursement of Extra Space’s costs of managing the properties; provided, however that no management fee is due and payable to Extra Space for the months of January and July each year during the term. Extra Space has the exclusive right to offer tenant insurance to the tenants and is entitled to all of the benefits of such tenant insurance. The sub-property management agreements also have a three year term and automatically renew for successive one year periods thereafter, unless our Property Manager or Extra Space provides prior written notice at least 90 days prior to the expiration of the term. Our Property Manager may terminate the sub-property management agreement without cause at any time during the initial three year term if it pays Extra Space a termination fee equal to the Set-Up Amount, reduced by 1/36th of the Set-Up Amount for every full month of the term. After the end of the initial three year term, our Property Manager may terminate a sub-property management agreement on 30 days prior written notice without payment of a termination fee. Extra Space may terminate a property management agreement on 60 days prior written notice to our Property Manager.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

In addition, we entered into an agreement with Extra Space and our Property Manager in which we agreed that, subject to certain limitations, our Property Manager will retain Extra Space as sub-property manager for all self storage properties we acquire in the United States that will be managed by our Property Manager. Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the year ended December 31, 2015 and the nine months ended September 30, 2016, as well as any related amounts payable as of December 31, 2015 and September 30, 2016:

	Year Ended December 31, 2015			Nine Months Ended September 30, 2016
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$774,212	$748,513	$25,699	$410,110	$376,636	$59,173
Asset management fees	180,060	216,308	—	305,748	294,044	11,704
Property management fees(1)	378,190	446,336	—	414,321	414,321	—
Acquisition expenses	822,798	775,620	117,075	601,534	608,254	110,355
Debt issuance costs	143,773	41,523	102,250	65,015	167,265	—
Capitalized
Debt issuance costs	—	165,542	—	—	—	—
Other assets	20,000	107,405	—	—	—	—
Additional Paid-in Capital
Selling commissions(2)	1,462,535	1,490,534	—	3,379,014	3,074,381	304,633
Dealer Manager fee	365,634	372,474	5,161	765,679	720,325	50,515
Offering costs	471,519	1,850,917	2,812	326,780	314,649	14,943

Total	$4,618,721	$6,215,172	$252,997	$6,268,201	$5,969,875	$551,323

(1)	During the year ended December 31, 2015, and the nine months ended September 30, 2016, property management fees include approximately $92,000 and $323,000 of fees paid to the sub-property manager of our properties.
(2)	The Company pays our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. As of September 30, 2016, we had incurred approximately $315,000 and paid approximately $12,000 of such stockholder servicing fees.

Extra Space Self Storage

In connection with the merger of SmartStop into Extra Space, certain of our executive officers, including H. Michael Schwartz, Paula Mathews, Michael McClure and James Berg, received units of limited partnership interest in Extra Space Storage LP, the operating partnership for Extra Space, in exchange for units of limited partnership of SmartStop Self Storage Operating Partnership, L.P., the operating partnership for SmartStop, owned by such executives.

Tenant Protection Plan

During the first quarter of 2016, in connection with our acquisition of a property located in Canada, our board of directors approved our participation in a tenant protection plan pursuant to which we will receive 50% of the net revenues generated for each tenant protection plan purchased by a customer at our Canadian properties and our Property Manager will receive the other 50% of such net revenues.

Note 8. Commitments and Contingencies

Distribution Reinvestment Plan

We have adopted an amended and restated distribution reinvestment plan that allows both our Class A and Class T stockholders to have distributions otherwise distributable to them invested in additional shares of our

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

Class A and Class T Shares, respectively. As of April 21, 2016, the purchase price per share is equivalent to our estimated value per share of $10.05. We may amend or terminate the amended and restated distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. No sales commissions or dealer manager fee will be paid on shares sold through the amended and restated distribution reinvestment plan. As of September 30, 2016, we had sold approximately 69,000 shares through our distribution reinvestment plan offering for Class A Shares and Class T Shares.

Share Redemption Program

We adopted a share redemption program that enables stockholders to sell their shares to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption.

Our board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders. The complete terms of our share redemption program are described in our prospectus.

The amount that we may pay to redeem stock for redemptions is the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
1 or more but less than 3	90.0% of Redemption Amount
3 or more but less than 4	95.0% of Redemption Amount
4 or more	100.0% of Redemption Amount

At any time we are engaged in an offering of shares, the Redemption Amount for shares purchased under our share redemption program will always be equal to or lower than the applicable per share offering price. As long as we are engaged in an offering, the Redemption Amount shall be the lesser of the amount the stockholder paid for their shares or the price per share in the current offering. If we are no longer engaged in an offering, the per share Redemption Amount will be determined by our board of directors. Our board of directors will announce any redemption price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. At any time the redemption price during an offering is determined by any method other than the offering price, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales, the per share redemption price will be reduced by the net sale proceeds per share distributed to investors prior to the redemption date as a result of the sale of such property in the special distribution. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds.

The Redemption Amount for shares received as a stock distribution shall be equal to the lesser of the per share amount the stockholder paid for the original shares purchased or the price per share in the current offering. The length of time shares received as a stock distribution are held shall start on the date such stock distribution was declared. In addition, the redemption price per share will be adjusted for any stock combinations, splits and recapitalizations with respect to the shares of common stock and reduced by the aggregate amount of net sale or refinance proceeds per share, if any, distributed to the redeeming stockholder prior to the redemption date.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

There are several limitations on our ability to redeem shares under the share redemption program including, but not limited to:

•	Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the share redemption program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.

•	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.

•	We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Through September 30, 2016, we had not received any requests for the redemption of shares under our share redemption program.

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as our Advisor is acting as our advisor under the Advisory Agreement.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

Note 9. Potential Acquisitions

Pembroke Pines, Florida

On February 8, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of property that will be developed into a self storage facility located in Pembroke Pines, Florida (the “Pembroke Pines Property”). The Pembroke Pines Property currently consists of a tract of land that will be developed by the seller into a self storage facility. The purchase price for the Pembroke Pines Property is approximately $15.7 million, plus closing costs and acquisition fees. We expect the acquisition of the Pembroke Pines Property to close in the third or fourth quarter of 2017 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with a combination of net proceeds from our Public Offering and/or through a drawdown on future credit facilities. If we fail to acquire the Pembroke Property, in addition to the incurred acquisition costs, we may also forfeit earnest money as a result.

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

Note 10. Selected Quarterly Data (Unaudited)

The following is a summary of quarterly financial information for the periods shown below:

	Three months ended
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
Total revenues	$1,292,224	$1,371,775	$2,072,885	$2,249,591	$2,437,082
Total operating expenses	1,836,662	2,159,038	2,979,250	2,954,341	2,486,959
Operating loss	(544,438)	(787,263)	(906,365)	(704,750)	(49,877)
Net loss	(758,800)	(1,191,825)	(1,520,001)	(1,279,833)	(571,599)
Net loss attributable to the common stockholders	(1,314,402)	(1,693,559)	(2,021,593)	(1,783,520)	(964,435)
Net loss per Class A share-basic and diluted	(1.26)	(0.82)	(0.63)	(0.39)	(0.17)
Net loss per Class T share-basic and diluted	—	(0.82)	(0.63)	(0.39)	(0.17)

Note 11. Declaration of Distributions

Cash Distribution Declaration

On September 21, 2016, our board of directors declared a daily distribution in the amount of $0.0010928962 per share on the outstanding shares of common stock, payable to both Class A and Class T stockholders of record of such shares as shown on our books as of the close of business on each day during the period commencing on October 1, 2016 and ending December 31, 2016. Such distributions payable to each stockholder of record during a month will be paid the following month.

Note 12. Subsequent Events

Offering Status

As of November 3, 2016, in connection with our Public Offering we had issued approximately 5,936,000 Class A shares of our common stock and approximately 949,000 Class T Shares of our common stock for gross proceeds of approximately $61.9 million and approximately $9.8 million, respectively.

Preferred Equity

During October 2016, we redeemed the remaining approximately $5 million in Liquidation Amount of the Preferred Units outstanding and approximately $1.5 million in deferred distributions owed thereon. No further Preferred Units are outstanding and no further deferred distributions are owed, such that we no longer have any remaining obligations related to the Preferred Units.

Torbarrie Loan

On November 3, 2016, a subsidiary of our Operating Partnership which owns our undeveloped property in the Torbarrie area of Toronto, Canada (the “Torbarrie Property”) entered into a construction loan agreement which allows for borrowings up to approximately $9.7 million CAD (the “Torbarrie Loan”). The Torbarrie Loan has a maturity date four years from the first day of the month following the initial advance. Payments due under the Torbarrie Loan are initially interest-only and due in arrears on the first day of each month. The Torbarrie Loan will require principal amortization upon achieving a debt service coverage ratio of 1.10 (as defined in the Torbarrie loan agreement), at which time principal will be due and payable based on a 25 year amortization

STRATEGIC STORAGE GROWTH TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

period. The Torbarrie Loan bears interest at a variable interest rate of 1.95% in excess of the variable Royal Bank of Canada Prime Rate (as defined in the Torbarrie loan agreement), which was approximately 2.7% as of the date the loan was entered into (in no event will the interest rate fall below 4.65% per annum).

The Torbarrie Loan is secured by a first lien deed of trust on the Torbarrie Property and is fully guaranteed by us. We may prepay the Torbarrie Loan at any time, without penalty, in whole but not in part.

The Torbarrie Loan contains a number of other customary terms and covenants.

KeyBank Facility

Subsequent to September 30, 2016, we made payments totaling $7.5 million on the KeyBank Facility bringing our outstanding balance to approximately $29.1 million as of November 4, 2016.

APPENDIX A SUBSCRIPTION AGREEMENT

1	YOUR INITIAL INVESTMENT Make all checks* payable to: “STRATEGIC STORAGE GROWTH TRUST, INC.”

* Cash, cashier’s checks/official bank checks under $10,000, foreign checks, money orders, third party checks, temporary/starter checks, or traveler’s checks are not accepted.

	The minimum initial investment is $5,000**.		Additional investments (minimum $100). ☐
	Investment Amount: $		Existing Account#:

** Unless otherwise described in the prospectus.

Share classselection (required)
	☐	Class A Share	☐Class T Share

	☐		By Mail – Attach a check made payable to Strategic Storage Growth Trust, Inc.
	☐		By Wire – UMB Bank, N.A., 1010 Grand, 4th Floor, Kansas City, MO 64106, ABA# 101000695 Strategic Storage Growth Trust, Inc. Account# 9871879437. When sending a wire, please request that the wire references the subscriber’s name in order to assure the wire is credited to the proper account.
	☐		Asset Transfer – Attach a copy of the asset transfer form. Original to be sent to the transferring institution.

	☐		Waiver of Commission - Please check this box if you are eligible for a waiver of commission. Waivers of commissions are available for purchases through an affiliated investment advisor, participating Broker-Dealer or its retirement plan, or for a representative of a participating Broker-Dealer or his or her retirement plan or family member(s).
	☐		Registered Investment Advisor (RIA): If this box is checked, commission will be waived. If an RIA has introduced a sale and the RIA is affiliated with a Broker-Dealer, the sale must be conducted through (1) the RIA in his or her capacity as a Registered Representative of a Broker-Dealer, if applicable; or (2) a Registered Representative of a Broker-Dealer which is affiliated with the RIA, if applicable. If an RIA has introduced a sale and the RIA is not affiliated with a Broker-Dealer, the sale must be made pursuant to a RIA Selling Agreement and include a Certification of Client Suitability. (Section 6 must be filled in)
	☐		Volume Discount Purchase - Please check this box if you are eligible for a volume discount on this purchase.

2	FORM OF OWNERSHIP (Select only one)

Non-Custodial Ownership

☐	Individual Ownership
☐	Joint Tenants with Rights of Survivorship – All parties must sign.
☐	Community Property – All parties must sign.
☐	Tenant In Common – All parties must sign.
☐	Corporate Ownership – Authorized signature required. Include copy of corporate resolution.
☐S-Corp. ☐C-Corp.
☐	Partnership Ownership – Authorized signature required. Include copy of partnership agreement.
☐	Estate – Authorized representative(s) signature required.

Name of Authorized Representative(s)

Include a copy of the court appointment dated within 90 days.
☐	Trust – Include a copy of the first and last page of the trust.

Name of Trustee(s)

☐	Transfer on Death – Complete Transfer on Death form to effect designation.
☐	Uniform Gift to Minors Act / Uniform Transfers to Minors Act – Custodian signature required in Section 7.

State of	Custodian for

☐	Pension Plan and Profit Sharing Plan (Non-Custodian) – Include a copy of the first and last pages of the plan.
☐	Other – Include a copy of any pertinent documents.

Custodial Ownership (Send completed forms to custodian)

☐	Traditional IRA – Custodian signature required in Section 7.
☐	Simple IRA – Custodian signature required in Section 7.
☐	Roth IRA – Custodian signature required in Section 7.
☐	KEOGH Plan – Custodian signature required in Section 7.
☐	Simplified Employee Pension / Trust (SEP)
☐	Pension / Profit-Sharing Plan / 401k – Custodian signature required in Section 7.

Required for custodial ownership accounts

Name of Custodian, Trustee, or Other Administrator

Mailing Address

City, State & Zip Code

Custodian Information – To be completed by Custodian listed above.

Custodian Tax ID#

Custodian Account #

Custodian Telephone #

Special Instructions

Regular Mail: Strategic Storage Growth Trust, Inc. c/o DST Systems, Inc., P.O. Box 219406, Kansas City, MO 64121-9406

Overnight Mail: Strategic Storage Growth Trust, Inc. c/o DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105

Wire Information: UMB Bank, N.A., 1010 Grand, 4th Floor, Kansas City, MO 64106 ABA# 101000695 Account# 9871879437

Investor Services Toll Free Phone Line: 866.418.5144

3	ADDRESS INFORMATION
Subscriber Information (All fields must be completed)

Investor/Trust Name/Plan Name	Co-Investor/Name of Trustee(s)

Investor Social Security Number / Tax ID Number	Co-Investor Social Security Number / Tax ID Number

Birth Date / Articles of Incorporation (MM/DD/YY)	Co-Investor Birth Date (MM/DD/YY)

Please indicate Citizenship Status	☐ U.S. Citizen ☐ Resident Alien – Country of Origin
☐ Non-resident Alien – Country of Origin

Residence Address (No P.O. Box allowed)

Street Address	City	State	Zip Code

Home Telephone	Business Telephone	Email Address

Mailing Address* (if different from above – P.O. Box allowed)

Street Address	City	State	Zip Code

*If the co-investor resides at another address, please attach that address to the subscription agreement

4	DISTRIBUTIONS
Complete this section to enroll in the Distribution Reinvestment Plan or to elect to receive distributions by check mailed to you, by check mailed to a third-party or alternate address, or by direct deposit.
Custodial held accounts may only select option 1 or option 5 without the custodian’s approval.

I elect the distribution option(s) indicated below: (Total must equal 100%)

1. ☐ Participate in the Distribution Reinvestment Plan (see Prospectus for details)%

2. ☐ Check mailed to the residence address set forth in Section 3 above	%

3. ☐ Check mailed to the mailing address set forth in Section 3 above	%

4. ☐ Check Mailed to Third-Party / Alternate Address	%

To direct distributions to a party other than the registered owner, please provide applicable information below.

Name /Entity Name / Financial Institution	Account No.	Mailing Address

City	State	Zip Code

5. ☐ Sent to Custodian (Custodian held accounts only)%

6. ☐ Direct Deposit	%

Please attach a pre-printed voided check. (Non-Custodian Investors Only)

By signing this agreement, I authorize Strategic Storage Growth Trust, Inc., or its agent, to deposit my distribution to my checking or savings account. This authority will remain in force until I notify Strategic Storage Growth Trust, Inc., or its agent, in writing to cancel it. In the event that Strategic Storage Growth Trust, Inc., or its agent, deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Please Attach a Pre-printed Voided Check Here (The above services cannot be established without a pre-printed voided check.)
Financial Institution:
Your Bank’s ABA Routing Number (1):
Your Bank Account Number (2):

☐ Checking Account ☐ Savings Account

Regular Mail: Strategic Storage Growth Trust, Inc. c/o DST Systems, Inc., P.O. Box 219406, Kansas City, MO 64121-9406

Overnight Mail: Strategic Storage Growth Trust, Inc. c/o DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105

Wire Information: UMB Bank, N.A., 1010 Grand, 4th Floor, Kansas City, MO 64106 ABA# 101000695 Account# 9871879437

Investor Services Toll Free Phone Line: 866.418.5144

5	ELECTRONIC DELIVERY OF REPORTS AND UPDATES

☐

I authorize Strategic Storage Growth Trust, Inc. to make available on its website at www.strategicreit.com and through a CD with links to a website its quarterly reports, annual reports, proxy statements, prospectus supplements or other reports required to be delivered to me, as well as any property or marketing updates, and to notify me via e-mail when such reports or updates are available in lieu of receiving paper documents. (You must provide an e-mail address if you choose this option.)

Initial here

E-mail address:

6	REGISTERED REPRESENTATIVE OR RIA INFORMATION (All fields must be completed)

The Registered Representative or Registered Investment Advisor (“RIA”) must sign below to complete the order. The Registered Representative or RIA warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

Broker-Dealer or RIA Firm Name	Broker-Dealer or RIA Mailing Address

City	State	Zip Code

Broker-Dealer or RIA CRD Number	Telephone Number	Fax Number

Registered Representative Rep Firm Name(s)	Registered Representative(s) or Advisor(s) Name(s)

Registered Representative or Advisor Mailing Address

City	State	Zip Code

Rep ID	Branch Number	Telephone Number

E-mail Address	Fax Number

The undersigned confirm on behalf of the Broker-Dealer or RIA Firm that they (1) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (2) have discussed such investor’s prospective purchase of shares with such investor; (3) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (4) have delivered a current Prospectus and related supplements, if any, to such investor; (5) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; and (6) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto.

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	Registered Representative(s) or Advisor(s) Signature	Date	State of Sale		Branch Manager or IRA Signature (If required by Broker-Dealer)	Date

7	SUBSCRIBER SIGNATURES

Strategic Storage Growth Trust, Inc. is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, Strategic Storage Growth Trust, Inc. may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

If you participate in the Distribution Reinvestment Plan or make subsequent purchases of shares of Strategic Storage Growth Trust, Inc., we request that you notify Strategic Storage Growth Trust, Inc. and your Broker-Dealer in writing at any time there is a material change in your financial condition, including failure to meet the minimum income and net worth standards applicable to this offering.

Regular Mail: Strategic Storage Growth Trust, Inc. c/o DST Systems, Inc., P.O. Box 219406, Kansas City, MO 64121-9406

Overnight Mail: Strategic Storage Growth Trust, Inc. c/o DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105

Wire Information: UMB Bank, N.A., 1010 Grand, 4th Floor, Kansas City, MO 64106 ABA# 101000695 Account# 9871879437

Investor Services Toll Free Phone Line: 866.418.5144

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf. In order to induce Strategic Storage Growth Trust, Inc. to accept this subscription, I hereby represent and warrant to you as follows:

[ALL ITEMS MUST BE READ AND INITIALED.]		Owner	Joint Owner/ Custodian
(1)	I have received the final Prospectus of Strategic Storage Growth Trust, Inc.	☐	☐
(2)

I have (i) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more, or (ii) a net worth (as described above) of at least $70,000 and have a minimum of $70,000 gross annual income, or that I meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus under “SUITABILITY STANDARDS.” I will not purchase additional shares unless I meet those suitability requirements at the time of purchase.

		☐	☐
(3)	I acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.	☐	☐
(4)

I am purchasing the shares for my own account or, if I am purchasing shares on behalf of a trust or other entity of which I am trustee or authorized agent, then I represent that I have due authority to execute the Subscription Agreement/Signature Page and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

		☐	☐
(5)	If I am an Alabama resident, in addition to meeting this company’s general suitability standards, this investment will only be sold to Alabama residents representing that they have a liquid net worth of at least 10 times their investment in the company and its affiliates.	☐	☐
	If I am an Iowa resident, I acknowledge that, in addition to meeting this company’s suitability standards, the State of Iowa requires that each investor in such state must (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000; and (ii) limit their aggregate investment in this company and in the securities of other non-publicly traded real estate investment trusts (REITs) to 10% of such investor’s liquid net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing investment concentration limit. “Liquid net worth” is that portion of an investor’s net worth that is comprised of cash, cash equivalents and readily marketable securities.	☐	☐
	If I am a Kansas resident, I acknowledge that it is recommended by the office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other non-traded REITs. “Liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.	☐	☐
	If I am a Kentucky resident, I acknowledge that investments by residents of the State of Kentucky must not exceed 10% of such investor’s liquid net worth (cash, cash equivalents and readily marketable securities) in this company’s shares or the shares of this company’s affiliates’ non-publicly traded real estate investment trusts.	☐	☐
	If I am a Maine resident, I acknowledge that the Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.	☐	☐
	If I am a Massachusetts resident, I acknowledge that shares will only be sold to residents of Massachusetts representing that they have a liquid net worth of at least 10 times their investment in this company and other direct participation investments.	☐	☐
	If I am a Missouri resident, I acknowledge that in addition to the suitability standard above, no more than ten percent (10%) of any one (1) Missouri investor’s liquid net worth shall be invested in this offering.	☐	☐
	If I am a Nebraska resident, I acknowledge that, in addition to meeting this company’s suitability requirements, Nebraska investors must limit their investment in us and in the securities of other similar programs to 10% of such investor’s net worth. An investment by a Nebraska investor that is an accredited investor within the meaning of the Federal securities laws is not subject to the foregoing limitations.	☐	☐
	If I am a New Jersey resident, I acknowledge that it is required by the State of New Jersey that New Jersey investors have either (i) a liquid net worth (not including home, furnishings and personal automobiles) of at least $100,000 and an annual gross income of at least $100,000, or (ii) a liquid net worth (not including home, furnishings and personal automobiles) of at least $250,000, and that such investors not invest, in the aggregate, more than 10% of their liquid net worth in an investment in this company, its affiliates, and other direct participation investments. “Liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.	☐	☐
	If I am a New Mexico resident, I acknowledge that, in addition to meeting this company’s suitability standards, the State of New Mexico requires that each investor in such state limit his or her investment in this company, its affiliates and other non-traded real estate investment programs to not more than 10% of their liquid net worth. “Liquid net worth” is that portion of an investor’s net worth that is comprised of cash, cash equivalents and readily marketable securities.	☐	☐
	If I am a North Dakota resident, I acknowledge that shares will only be sold to residents of the State of North Dakota representing that they have a net worth of at least 10 times their investment in this company and that they meet one of this company’s suitability standards.	☐	☐
	If I am an Ohio resident, I acknowledge that it shall be unsuitable for an Ohio investor’s aggregate investment in shares of this company, its affiliates, and in other non-traded real estate investment trusts to exceed ten percent (10%) of his or her liquid net worth.	☐	☐
	If I am an Oregon resident, I acknowledge that shares will only be sold to residents of the State of Oregon representing that they have a net worth of at least 10 times their investment in this company and its affiliates and that they meet one of this company’s suitability standards.	☐	☐
	If I am a Pennsylvania resident, I acknowledge that a Pennsylvania resident’s investment in this company must be no more than 10% of his or her net worth (exclusive of home, furnishings and automobile).	☐	☐
	If I am a Tennessee resident, I acknowledge that my investment in this company must not exceed 10% of my liquid net worth (exclusive of home, home furnishings and automobile).	☐	☐

	If I am a Vermont resident, I acknowledge that accredited investors in Vermont (within the meaning of Federal securities laws) may invest freely in this offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth.	☐	☐

Your sale is not final for five (5) business days after your receipt of the final Prospectus. We will deliver a confirmation of sale to you after your purchase is completed.

TAXPAYER IDENTIFICATION NUMBER OR SOCIAL SECURITY NUMBER CERTIFICATION (required): The investor signing below, under penalties of perjury, certifies that (1) the number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because I am exempt from backup withholding, I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien), unless I have otherwise indicated in Section 3 above.

Regular Mail: Strategic Storage Growth Trust, Inc. c/o DST Systems, Inc., P.O. Box 219406, Kansas City, MO 64121-9406

Overnight Mail: Strategic Storage Growth Trust, Inc. c/o DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105

Wire Information: UMB Bank, N.A., 1010 Grand, 4th Floor, Kansas City, MO 64106 ABA# 101000695 Account# 9871879437

Investor Services Toll Free Phone Line: 866.418.5144

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

I understand that I will not be admitted as a stockholder until my investment has been accepted. Depositing of my check alone does not constitute acceptance. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA PATRIOT Act and depositing funds.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

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	Signature of Owner or Custodian	Date		Signature of Joint Owner or Beneficial Owner (if applicable)	Date

(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF IRA OR QUALIFIED PLAN IS ADMINISTERED BY A THIRD PARTY)

All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in Strategic Storage Growth Trust